Exhibit 2.1

STOCK PURCHASE AGREEMENT

DATED AS OF APRIL 2, 2013,

BY AND AMONG

MAGNUM HUNTER RESOURCES CORPORATION,

AS SELLER,

PENN VIRGINIA OIL & GAS CORPORATION,

AS BUYER

AND

PENN VIRGINIA CORPORATION,

AS ADDITIONAL PARTY AND GUARANTOR

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(continued)

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(continued)

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(continued)

Page
Section 14.11 Appendix, Schedules and Exhibits	47

Section 14.12 Interpretation	47

Section 14.13 Agreement for the Parties’ Benefit Only	48

Section 14.14 No Recordation	48

Section 14.15 Time of Essence	48

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APPENDIX

Appendix A	—	Definitions

EXHIBITS

Exhibit A, Part I	—	Leases
Exhibit A, Part II	—	Allocation of Consideration
Exhibit A, Part III	—	Surface Contracts
Exhibit A, Part IV	—	Wells
Exhibit A, Part V	—	Equipment
Exhibit 2.3	—	Deposit Escrow Agreement
Exhibit 7.3(a)	—	General Conveyance
Exhibit 7.3(b)	—	Assumption Agreement
Exhibit 7.11	—	Alpha Hunter Drilling ROFO Agreement
Exhibit 7.14	—	Registration Rights Agreement
Exhibit 9.2(b)	—	Certificate of Non-Foreign Status
Exhibit 9.2(d)	—	Transition Agreement

SCHEDULES

Schedule 3.1(d)	—	Company Actions
Schedule 3.1(e)	—	Compliance with Laws
Schedule 3.1(f)	—	Preference Rights
Schedule 3.1(g)	—	Transfer Requirements
Schedule 3.1(h)	—	Material Contracts
Schedule 3.1(h)(i)	—	Excluded Material Contracts
Schedule 3.1(i)	—	Tax Matters
Schedule 3.1(k)	—	Proposed Operations or Expenditures
Schedule 3.1(l)	—	Environmental Matters
Schedule 3.1(n)	—	Production Payments
Schedule 3.1(p)	—	Imbalances
Schedule 3.1(q)	—	Calls on Production
Schedule 3.1(t)	—	Non-consent Elections
Schedule 3.1(u)	—	Consents
Schedule 3.2(e)	—	No Conflict
Schedule 3.2(f)	—	Seller Consents
Schedule 3.4(n)	—	PVA Legal Proceedings
Schedule 5.3(i)	—	Unrecorded Name Changes and Mergers
Schedule 6.1	—	Certain Environmental Matters
Schedule 7.2	—	Interim Period Operations
Schedule 7.3	—	Excluded Assets
Schedule 7.12	—	Replacement Bond
Schedule A-1	—	Certain Permitted Encumbrances

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated April 2, 2013, is by and among MAGNUM HUNTER RESOURCES CORPORATION, a Delaware corporation (“Seller”), PENN VIRGINIA OIL & GAS CORPORATION, a Virginia corporation (“Buyer”), and PENN VIRGINIA CORPORATION, a Virginia corporation (“PVA”). Seller, Buyer and PVA are hereinafter referred to individually as a “Party” and collectively as the “Parties.”

WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding shares of common stock, no par value per share (the “Shares”), of Eagle Ford Hunter, Inc., a Colorado corporation (the “Company”); and

WHEREAS, Seller desires to sell and transfer to Buyer, and Buyer desires to purchase from Seller, all of the Shares upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Certain Defined Terms. Unless the context otherwise requires, the respective terms defined in Appendix A attached hereto shall, when used herein, have the respective meanings therein specified, with each such definition to be equally applicable both to the singular and the plural forms of the term so defined.

Section 1.2 References, Gender and Number. All references in this Agreement to an “Article,” “Section,” or “subsection” shall be to an Article, Section, or subsection of this Agreement, unless the context requires otherwise. Unless the context requires otherwise, the words “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby,” or words of similar import shall refer to this Agreement as a whole and not to a particular Article, Section, subsection, clause or other subdivision hereof. Whenever the context requires, the words used herein shall include the masculine, feminine and neuter gender, and the singular and the plural.

ARTICLE II

PURCHASE AND SALE OF SHARES; CONSIDERATION AND PAYMENT

Section 2.1 Purchase and Sale of the Shares. Upon and subject to the terms and conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer and deliver to Buyer, free and clear of all Liens (other than restrictions on the ownership or transfer of securities arising under applicable federal and state securities Laws), and Buyer shall purchase from Seller, the Shares.

Section 2.2 Consideration. The consideration (the “Purchase Price”) for the sale of the Shares to Buyer shall be the combination of the Cash Portion of the Purchase Price and the Stock Portion of the Purchase Price. The “Adjusted Cash Portion of the Purchase Price” shall be the Cash Portion of the Purchase Price (a) as adjusted by the Initial Adjustment Amount determined pursuant to Section 2.5, (b) as adjusted for Title Defects, if any, in accordance with Section 5.2(d), (c) as adjusted for Seller Title Credits, if any, in accordance with Section 5.4, (d) as adjusted for Environmental Defects, if any, in accordance with Section 6.5, (e) as adjusted for excluded Environmental Defect Properties, if any, in accordance with Section 6.5(b) or Section 6.7, and (f) with respect to the amounts paid as a security deposit by or on behalf of the Company pursuant to the terms of each of the Material Contracts described in items 17 through 34 of Schedule 3.1(h), as adjusted upward by the amount equal to the sum of that portion of the balance of each such security deposit existing as of the Closing Date that is reimbursable to the Company pursuant to the terms of such contracts after the Closing Date, which amount shall not exceed One Hundred Thirty-One Thousand and No/100 Dollars ($131,000.00). Any such adjustments to the Purchase Price shall be made to the Cash Portion of the Purchase Price.

Section 2.3 Escrow. Contemporaneously with the execution of this Agreement, (i) Buyer, Seller and Citibank, N.A. (the “Escrow Agent”) entered into the Deposit Escrow Agreement in the form attached hereto as Exhibit 2.3 (the “Deposit Escrow Agreement”), (ii) Buyer deposited an amount equal to Ten Million and No/100 Dollars ($10,000,000.00) with the Escrow Agent as a deposit hereunder (together with any interest earned thereon, the “Cash Deposit”). The Cash Deposit shall be held and distributed by the Escrow Agent in accordance with the terms of this Agreement and the Deposit Escrow Agreement.

Section 2.4 Payment of Closing Consideration.

(a) At the Closing, Buyer shall (i) wire transfer the Adjusted Cash Portion of the Purchase Price minus the Cash Deposit in immediately available funds to an account specified by Seller to Buyer on or prior to the Business Day immediately preceding the Closing Date and (ii) provide written instructions to the Escrow Agent directing the Escrow Agent to disburse the Cash Deposit pursuant to the Deposit Escrow Agreement to Seller.

(b) At the Closing, PVA shall issue and deliver to Seller or its designee, free and clear of all Liens (other than restrictions on the ownership or transfer of securities existing under applicable federal and state securities Laws), such number of whole shares of PVA Stock, and cash in lieu of any fractional shares of PVA Stock, equal to the Stock Portion of the Purchase Price. Not less than one (1) Business Day before the Closing Date, Buyer shall deliver written notice to Seller of the number of shares of PVA Stock that will comprise the Stock Portion of the Purchase Price to be delivered by PVA to Seller at Closing.

Section 2.5 Adjustment Period Cash Flow.

(a) The Adjusted Cash Portion of the Purchase Price shall be increased or decreased, as the case may be, by an amount equal to the Net Cash Flow with respect to the Subject Assets for the time period (the “Adjustment Period”) beginning at the Effective Time and ending at 7:00 A.M. (local time) on the Closing Date (such time being the “Closing Time”). Seller shall deliver to Buyer not less than two (2) Business Days immediately preceding the Closing Date a statement (the “Initial Adjustment Statement”) setting forth Seller’s preliminary good faith determination (the “Initial Adjustment Amount”) of the Net Cash Flow, together with reasonably supporting documentation of the same. If the Initial Adjustment Amount shown on the Initial Adjustment Statement is a positive number, then the Adjusted Cash Portion of the Purchase Price shall be increased by such amount. If the Initial Adjustment Amount shown on the Initial Adjustment Statement is a negative number, then the Adjusted Cash Portion of the Purchase Price shall be decreased by such amount.

(b) The “Net Cash Flow” shall be the sum of (in each case, without duplication) (i) a positive amount equal to the aggregate amount of the direct costs and expenses (including capital expenditures and lease operating expenses) of ownership, exploration, maintenance, development, production and operation of the Subject Assets which are incurred by the Company or any of its Affiliates with respect to the Adjustment Period (including, for this purpose, prepayments of any such costs or expenses) and paid by the Company or any of its Affiliates before the Closing Time (which costs and expenses shall include (x) Asset Taxes, but exclude any other Taxes and (y) with respect to the Subject Assets operated by the Company, all direct costs and expenses (including capital expenditures and lease operating expenses) chargeable to the joint account in connection with the exploration, maintenance, development, production and operation of such Subject Assets pursuant to the operating agreement applicable thereto for which neither the Company nor any of its Affiliates have received reimbursement before the Closing Time from the other parties bound by such operating agreement), (ii) a positive amount equal to the sum of (A) all overhead charges paid by the Company or any of its Affiliates before the Closing Time to any operator of any of the Subject Assets and incurred with respect to the Adjustment Period, and (B) with respect to the Subject Assets operated by the Company, the overhead chargeable to the joint account pursuant to each of the existing operating agreements for such Subject Assets and incurred with respect to the Adjustment Period for which neither the Company nor any of its Affiliates have received reimbursement before the Closing Time from the other parties bound by any such operating agreement (which overhead shall include, for the avoidance of doubt, the amount Buyer would be required to pay to the Company under such operating agreement with respect to the Subject Assets as if the Company operated and Buyer owned the Subject Assets as of the Effective Time), and (iii) a negative amount equal to the aggregate gross proceeds (less any royalties and other non-Tax burdens and Asset Taxes measured by or payable out of such production to the extent not taken into account in subparagraph (i) above) received by the Company or any of its Affiliates before the Closing Time (A) from the sale or disposition of oil, gas and other hydrocarbons produced from the Subject Assets during the Adjustment Period, (B) from the rental, sale, salvage, or other disposition of any other Subject Assets during the Adjustment Period or (C) otherwise attributable to the ownership of the Subject Assets during the Adjustment Period (excluding, however, all costs and expenses described in subparagraph (i)(y) above and all overhead charges described in subparagraph (ii)(B) above for which the Company or any of its Affiliates receives reimbursement before the Closing Time from the other parties bound by any such operating agreement).

Section 2.6 Post Closing Review. After the Closing, Seller shall review the Initial Adjustment Statement and determine the actual Net Cash Flow. On or prior to the ninetieth (90th) day after the Closing Date, Seller shall present Buyer with a statement of the actual Net Cash Flow and such supporting documentation as is reasonably necessary to support the Net Cash Flow shown therein (the “Final Adjustment Statement”). Buyer will give representatives of Seller reasonable access to its premises and to the books and records of Buyer and the Company for purposes of preparing the Final Adjustment Statement and will cause appropriate personnel of Buyer and, if applicable, the Company to assist Seller and Seller’s representatives, at no cost to Seller, in the preparation of the Final Adjustment Statement. Seller will give representatives of Buyer and, if applicable, the Company reasonable access to its premises and to its books and records for purposes of reviewing the calculation of Net Cash Flow set forth in the Final Adjustment Statement and will cause appropriate personnel of Seller to assist Buyer and its representatives, at no cost to Buyer or the Company, in verification of such calculation. The Final Adjustment Statement shall become final and binding on Seller and Buyer as to the Net Cash Flow sixty (60) days following the date the Final Adjustment Statement is received by Buyer, except to the extent that prior to the expiration of such sixty (60) day period Buyer shall deliver to Seller notice, as hereinafter required, of its disagreement with the contents of the Final Adjustment Statement. Such notice shall be in writing and set forth all of Buyer’s disagreements with respect to any portion of the Final Adjustment Statement, together with Buyer’s proposed changes thereto, and shall include an explanation in reasonable detail of, and such supporting documentation as is reasonably necessary to support, such changes. If Buyer has timely delivered such a notice of disagreement to Seller, then, upon written agreement between Buyer and Seller resolving all disagreements of Buyer set forth in such notice, the Final Adjustment Statement will become final and binding upon Buyer and Seller as to the Net Cash Flow. If the Final Adjustment Statement has not become final and binding by the ninetieth (90th) day following its receipt by Buyer, then Buyer or Seller may submit any unresolved disagreements of Buyer set forth in such notice to Deloitte & Touche LLP (the “Independent Accounting Firm”) who shall be designated to act as an arbitrator and to decide all points of disagreement with respect to the Final Adjustment Statement, such decision to be binding upon Buyer and Seller. Buyer and Seller shall use commercially reasonable efforts to cause such arbitrator to render its decision within fifteen (15) Business Days after such points of disagreement are submitted to such arbitrator. The costs and expenses of such arbitrator shall be borne equally by Seller and Buyer. Upon resolution of such unresolved disagreements of Buyer, the Final Adjustment Statement shall be final and binding upon the Parties as to the Net Cash Flow. Promptly after the date the Final Adjustment Statement becomes final and binding, Seller or Buyer, as appropriate, shall pay in cash to the other Party the amount, if any, by which the Net Cash Flow as shown in the Final Adjustment Statement is less than or exceeds the Initial Adjustment Amount, together with interest thereon from the Closing Date until paid at the Agreed Rate. Notwithstanding anything in this Section 2.6 to the contrary, nothing in this Section 2.6 shall limit any Party’s rights or obligations set forth in Section 10.1.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Seller Regarding the Company. Seller represents and warrants to Buyer as follows:

(a) Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has the requisite corporate power to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the Subject Assets make such qualification necessary.

(b) Capitalization. The authorized capital stock of the Company consists of ten million (10,000,000) shares of common stock of no par value, of which 15,000 shares are issued and outstanding and constitute the Shares. All of the Shares have been duly authorized and are validly issued, fully paid and non-assessable. There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. The Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

(c) Subsidiaries. The Company does not own and, since the Effective Time, has not owned, either directly or indirectly, any equity interest in any Person.

(d) Actions. Except as set forth on Schedule 3.1(d), there are no Actions pending or, to the Knowledge of Seller, threatened against the Company with respect to the Subject Assets or which relate to the transactions contemplated by this Agreement other than Actions which are not reasonably expected by Seller to have a Material Adverse Effect. Schedule 3.1(d) sets forth all Actions in existence as of the date hereof which are pending or, to the Knowledge of Seller, threatened against the Company and the amount at controversy with respect to such Action is One Hundred Thousand and No/100 Dollars ($100,000.00) or greater or such Action materially impairs the ownership and operation of the Subject Assets with an Allocated Value of One Hundred Thousand and No/100 Dollars ($100,000.00) or greater.

(e) Compliance with Laws. Except with respect to (i) matters set forth on Schedule 3.1(d) and Schedule 3.1(e), (ii) compliance with Laws concerning Taxes (as to which certain representations and warranties are made pursuant to Section 3.1(i)) and (iii) compliance with

Environmental Laws (as to which certain representations and warranties are made pursuant to Section 3.1(l)), the Company and the Subject Assets it operates and, to the Knowledge of Seller, the operation of each of the other Subject Assets are, in each case, in compliance with all applicable Laws, except where the failure to so comply would not reasonably be expected by Seller to have a Material Adverse Effect. The Company has all approvals, authorizations, consents, licenses, orders, franchises, rights, registrations and permits of all Governmental Authorities required for the operation of the Subject Assets it operates as presently operated the loss of which would not reasonably be expected by Seller to have a Material Adverse Effect (the “Permits”). Except as would not reasonably be expected by Seller to have a Material Adverse Effect (x) each Permit is in full force and effect and has been duly and validly issued, (y) there are no uncured violations of the terms and provisions of such Permits and (z) except as set forth on Schedule 3.1(e), with respect to each such Permit the Company has not received written notice from any Governmental Authority of any violation by the Company of such Permit that remains uncured.

(f) Preference Rights. All Preference Rights that will become operative with respect to the Subject Assets as a result of the transactions contemplated by this Agreement are set forth in Schedule 3.1(f).

(g) Transfer Requirements. To the Knowledge of Seller, all agreements containing a Transfer Requirement that is applicable to the transactions contemplated by this Agreement are set forth in Schedule 3.1(g).

(h) Material Contracts. Schedule 3.1(h) sets forth a list of all Material Contracts that exist as of the date of this Agreement. True and complete copies of all Material Contracts, and all amendments thereto, have been provided to Buyer. Except as set forth on Schedule 3.1(h), the Company is not in breach of, or default under, and to the Knowledge of Seller, no other Person is in breach of, or default under, any Material Contract, and there does not exist under any provision thereof, to the Knowledge of Seller, any event that, with the giving of notice or the lapse of time or both, would constitute such a breach or default by any Person, except for such breaches, defaults and events which are not reasonably expected by Seller to have a Material Adverse Effect. Except as set forth on Schedule 3.1(h)(i) and Schedule 7.12 and except as otherwise provided in Section 7.20, as of the Closing Date, the Company will be a party to all contracts to which Seller or any of its Affiliates (other than the Company) is a party as of the date of this Agreement of the type described in subclauses (b) through (j) of the definition of Material Contracts that are material to, and are currently used and necessary to conduct, the Business in a manner consistent in all material respects with the Company’s past practices in the preceding year. To the Knowledge of Seller, the Company is not a party to any contract or agreement included among the Excluded Assets that would materially impair or interfere with the current, or reasonably anticipated future, oil and gas operations by Seller or PVA.

(i) Tax Matters. Except with respect to items set forth on Schedule 3.1(i):

(i) All Tax Returns required to be filed by or on behalf of the Company have been duly filed on a timely basis and such Tax Returns are complete and correct in all material respects. All Taxes shown as due and payable on any such Tax Returns and all other Taxes owed by the Company or for which the Company may be liable have been timely paid in full. The Company is not a party to or bound by any Tax allocation, Tax sharing or Tax indemnity agreements or arrangements.

(ii) There are no audits or examinations by a Taxing Authority or Claims by any Taxing Authority pending, or to the Knowledge of Seller, threatened, with respect to Taxes involving or relating to the Company. The Company has not consented to extend the time in which any Tax may be assessed or collected by any Taxing Authority. No extension or waiver of the statute of limitations period applicable to any Tax Return has been granted, which period (after giving effect to such extension or waiver) has not yet expired. Neither Seller nor the Company has received any written notice of any Claim by any Taxing Authority in any jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. There are no liens for unpaid Taxes of or with respect to the Company other than liens for current period Taxes not yet due and payable.

(iii) The Company has withheld or collected and paid over to the appropriate Taxing Authority all Taxes required by applicable Law to be withheld or collected, including withholding of Taxes from employees, and the Company has properly received and maintained any and all certificates, forms and other documents required by applicable Law for any exemption from withholding and remitting any Taxes.

(iv) The Company has not (A) agreed to make nor is it required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; or (B) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (1) in the two (2) years prior to the date of this Agreement or (2) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the transactions described in this Agreement.

(v) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to the Company that would be effective after the Closing Date, and no such agreement or ruling has been applied for and is currently pending.

(vi) The Company has not entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (and all predecessor regulations) and has properly disclosed any position that could give rise to a substantial underpayment of income tax under Section 6662 of the Code.

(vii) None of the Subject Assets is held in an arrangement that is classified as, or deemed by law or agreement to be, a partnership for U.S. federal income tax purposes. Any tax partnership set forth on Schedule 3.1(i) shall have in effect for the taxable year that includes the Closing Date an election under Section 754 of the Code.

(viii) The Company shall not be required to include in any taxable periods, other than Pre-Effective Tax Periods, taxable income attributable to income of the Company that accrued in a Pre-Effective Tax Period but was not recognized in any Pre-Effective Tax Period as a result of (i) the installment method of accounting, (ii) the long-term contract method of accounting, (iii) a “closing agreement” as described in Section 7121 of the Code (or any provision of any foreign, state or local Tax law having similar effect), or (iv) any election under Section 108(i) of the Code (or similar provisions of state, local or foreign law).

Notwithstanding anything to the contrary set forth in this Agreement, this Section 3.1(i) contains the sole and exclusive representations and warranties of Seller relating to Taxes.

(j) Wells. There is no Well included in the Subject Assets that:

(i) The Company is obligated on the date of this Agreement by Law to plug and abandon; and

(ii) to the Knowledge of Seller, has been plugged and abandoned other than in material compliance with Law.

(k) Proposed Operations or Expenditures. Except as set forth on Schedule 3.1(k), as of the date of this Agreement, there are no outstanding authorizations for expenditure or other commitments to conduct any operations or expend any amount of money on or with respect to the Subject Assets which are binding on the Company or the Subject Assets and will be binding on the Company after Closing and which Seller reasonably anticipates will require the expenditure of money in excess of Five Hundred Thousand and No/100 Dollars ($500,000.00) per item (net to the Company’s interest).

(l) Environmental. Except as set forth on Schedule 3.1(l) and except as would not reasonably be expected by Seller to have a Material Adverse Effect:

(i) the Subject Assets operated by the Company and, to the Knowledge of Seller, all other Subject Assets comprising the Business are currently in compliance with Environmental Laws;

(ii) all permits, licenses, approvals, consents, certificates and other authorizations required by Environmental Laws with respect to the ownership or operation of the Subject Assets operated by the Company and, to the Knowledge of Seller, all other Subject Assets comprising the Business (the “Environmental Permits”) are in full force and effect, and the Company and, to the Knowledge of Seller, the applicable third party operator of the Subject Assets such party operates are in compliance with the Environmental Permits;

(iii) To the Knowledge of Seller, there has been no Release or threatened Release of Hazardous Materials in connection with the Subject Assets the Company operates or, to the Knowledge of Seller, any other Subject Assets comprising the Business (including, in each case, any Release or threatened Release at any offsite location where the Company transported or disposed, or arranged for the transport or disposal, of Hazardous Materials) that is reasonably likely to give rise to a liability to the Company; and

(iv) There are no Actions pending or, to the Knowledge of Seller, threatened against the Company or Seller with respect to the Business by or before a Governmental Authority pursuant to any Environmental Laws or relating to an Environmental Permit.

Seller has provided complete copies to Buyer of all material, non-privileged environmental audits, assessments, reports and studies issued on or after January 1, 2012, regarding environmental matters and the operation or use of the Business in Seller’s possession or control. The representations and warranties made in this Section 3.1(l) are the only representations and warranties of Seller with respect to Environmental Laws, Hazardous Materials, Remediation and other environmental matters.

(m) Special Warranty. Neither the Company nor any Person claiming by, through or under the Company, but not otherwise, has taken any action that would result in the Company failing to own Defensible Title.

(n) Payments for Production. Except as set forth in Schedule 3.1(n) and except for amounts being held in suspense as permitted pursuant to applicable Law, all rentals, royalties, excess royalty, overriding royalty interests, hydrocarbon production payments and all other payments due and/or payable by the Company to overriding royalty holders and other interest owners with respect to the Subject Assets and the hydrocarbons produced therefrom to the Effective Time have been properly and timely paid in all material respects.

(o) Bankruptcy. There are no bankruptcy, reorganization, receivership or arrangement proceedings pending, being contemplated by or, to the Knowledge of Seller, threatened against the Company or Seller. Neither Seller nor the Company is insolvent or generally not paying its debts as they become due.

(p) Imbalances. Except for normal immaterial pipeline imbalances that are adjusted by the pipeline each month or except as set forth in Schedule 3.1(p), as of the date hereof there are no Imbalances or other imbalances attributable to the Wells which require payment from Buyer to any Person or for which Buyer would otherwise be responsible.

(q) Calls on Production. Except as described in Schedule 3.1(q), the Subject Assets are not subject to any calls on production.

(r) Hedge Agreements. Neither the Subject Assets nor the production therefrom are subject to any Hedge Agreements with respect to which Buyer will have any obligations.

(s) Operatorship. As of the date hereof, the Company has not received written notice pursuant to and in accordance with the terms of any operating agreement under which the Company is currently designated as the operator or, to the Knowledge of Seller, any other notice with respect to any pending vote to remove the Company or any of its Affiliates as the named “operator” of any of the Subject Assets for which the Company or such Affiliate is currently designated as “operator.”

(t) Non-consent Elections. Except as set forth in Schedule 3.1(t), as of the date hereof no operations are being conducted or, since the Effective Time, have been conducted on, or with respect to, the Subject Assets with respect to which the Company has elected to be a non-consenting party under the applicable operating agreement and with respect to which all of the Company’s rights have not yet reverted to it.

(u) Consents. Except as set forth in Schedule 3.1(u), there are no Material Contracts described on Schedule 3.1(h) that require any consent or assignment in order for the Company to consummate the transactions contemplated by this Agreement.

Section 3.2 Representations and Warranties of Seller Regarding Seller. Seller represents and warrants to Buyer as follows:

(a) Organization and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Authority. Seller has all requisite corporate power and authority to execute and deliver this Agreement and each of the agreements required to be executed and delivered by Seller under this Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the agreements to be executed and delivered by Seller hereunder and the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of Seller.

(c) Enforceability. This Agreement constitutes, and at Closing each of the agreements required to be executed and delivered by Seller hereunder will constitute, a valid and binding agreement of Seller enforceable against Seller in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application with respect to creditors, (ii) general principles of equity and (iii) the power of a court to deny enforcement of remedies generally based upon public policy.

(d) Title to Shares. Seller is the record and beneficial owner of and has good and valid title to the Shares, free and clear of any Liens, except as are imposed by applicable securities Laws or such Liens that will be released in full prior to the Closing.

(e) No Conflict. Except as set forth on Schedule 3.2(e), neither the execution and delivery of this Agreement or the agreements required to be executed and delivered by Seller hereunder nor the consummation of the transactions and performance of the terms and conditions contemplated hereby or thereby by Seller will (i) violate, conflict with or constitute a default or an event that, with notice or lapse of time or both, would be a default, breach or violation under any term or provision of the certificate of incorporation, bylaws or other governing documents of Seller or the Company; (ii) materially violate, conflict in any material respect with or constitute a material default or event that, with notice or lapse of time or both, would be a material default, breach or violation under any term or provision of any commitment, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, lease or other agreement, instrument or arrangement to which Seller or the Company is a party or by which Seller, the Company or any of the Subject Assets is bound; (iii) violate, conflict with or constitute a breach of any Law in any material respect applicable to Seller, the Company or by which Seller, the Company or any of the Subject Assets is bound; or (iv) result in the creation or imposition of any adverse material claim or interest, or any Lien, charge, equity or restriction of any material nature whatsoever, on or affecting Seller, the Company or any of the Subject Assets.

(f) Consents. Except with respect to (i) any Consent, (ii) such filings with the SEC as may be required by applicable Law or pursuant to regulation of any applicable securities exchange and (iii) such matters set forth on Schedule 3.2(f), no consent, approval, authorization or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Agreement by Seller or for or in connection with the consummation of the transactions and performance of the terms and conditions contemplated hereby and thereby by Seller.

(g) Actions. There are no Actions pending or, to the Knowledge of Seller, threatened against Seller which relate to the transactions contemplated by this Agreement other than Actions which are not reasonably expected by Seller to materially impair the ability of Seller to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder.

(h) Brokerage Fees and Commissions. Neither Seller nor any Affiliate of Seller has incurred an obligation or entered into any agreement for any investment banking, brokerage or finder’s fee or commission in respect of the transactions contemplated by this Agreement for which Buyer or, after the Closing, the Company, shall incur any liability.

(i) Investment. In the event that PVA Stock is issued pursuant to this Agreement to the Seller, such shares of PVA Stock are being acquired for Seller’s own account. Seller is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated by the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Seller has no present intention of selling or granting any participation in or otherwise distributing the same in any transaction in violation of the securities laws of the United States or any state, without prejudice, subject however, to such Seller’s right at all times to sell or otherwise dispose of all or any part of the PVA Stock under a registration statement under the Securities Act and applicable state securities laws or under an exemption from such registration available thereunder (including, without limitation, if available, Rule 144 promulgated thereunder). If Seller should in the future decide to dispose of any of the PVA Stock, Seller understands and agrees (a) that it may do so only in compliance with the Securities Act and applicable state securities law, as then in effect, including a sale contemplated by any registration statement pursuant to which such securities are being offered, or pursuant to an exemption from the Securities Act, and (b) that, if required by applicable securities Laws, stop-transfer instructions to that effect will be in effect with respect to such securities.

Section 3.3 Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

(a) Organization and Qualification. Buyer is a corporation duly formed, validly existing and in good standing under the laws of the Commonwealth of Virginia and has the requisite corporate power to carry on its business as it is now being conducted. Buyer is duly qualified to do business and is in good standing in each jurisdiction in which the Subject Assets make such qualification necessary.

(b) Authority. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and each of the agreements required to be executed and delivered by Buyer under this Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the agreements to be executed and delivered by Buyer hereunder and the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of Buyer.

(c) Enforceability. This Agreement constitutes, and at Closing each of the agreements required to be executed and delivered by Buyer hereunder will constitute, a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application with respect to creditors, (ii) general principles of equity and (iii) the power of a court to deny enforcement of remedies generally based upon public policy.

(d) No Conflict. Neither the execution and delivery of this Agreement or the agreements required to be executed and delivered by Buyer hereunder nor the consummation of the transactions and performance of the terms and conditions contemplated hereby or thereby by Buyer will (i) violate, conflict with or constitute a default or an event that, with notice or lapse of time or both, would be a default, breach or violation under any term or provision of the articles of incorporation or other governing documents of Buyer or PVA, (ii) materially violate, conflict in any material respect with or constitute a material default or event that with notice or lapse of time or both, would be a material default, breach or violation under any term or provision of any commitment, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, lease or other agreement, instrument or arrangement to which Buyer or PVA is a party or by which Buyer or PVA is bound; (iii) violate, conflict with or constitute a breach of any Law in any material respect applicable to Buyer or PVA or by which Buyer or PVA is bound; or (iv) result in the creation or imposition of any adverse material claim or interest, or any Lien, charge, equity or restriction of any material nature whatsoever, on or affecting Buyer or PVA.

(e) Consents. No consent, approval, authorization or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Agreement by Buyer or for or in connection with the consummation of the transactions and performance of the terms and conditions contemplated hereby by Buyer.

(f) Actions. There are no Actions pending or, to the Knowledge of Buyer, threatened against Buyer which relate to the transactions contemplated by this Agreement other than Actions which are not reasonably expected by Buyer to materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder.

(g) Brokerage Fees and Commissions. Neither Buyer nor any Affiliate of Buyer has incurred an obligation or entered into any agreement for any investment banking, brokerage or finder’s fee or commission in respect of the transactions contemplated by this Agreement for which Seller shall incur any liability.

(h) Funds. Buyer has, or will have on the Closing Date, sufficient funds available to enable Buyer to consummate the transactions contemplated hereby and to pay all related fees and expenses of Buyer.

(i) No Distribution. Buyer is an experienced and knowledgeable investor in the oil and gas business. Prior to entering into this Agreement, Buyer was advised by its counsel and such other Persons it has deemed appropriate concerning this Agreement and has relied solely on an independent investigation and evaluation of, and appraisal and judgment with respect to, the geologic and geophysical characteristics of the Subject Interests, the estimated reserves recoverable therefrom, and the price and expense assumptions applicable thereto. Buyer is an “accredited investor,” as such term is defined in Regulation D of the Securities Act and will acquire the Shares for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act and the rules and regulations thereunder, any state blue sky Laws or any other securities Laws. Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Shares are not registered under the Securities Act or any state securities Laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities Laws. Buyer is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 3.4 Representations and Warranties of PVA. PVA represents and warrants to Seller as follows:

(a) Organization and Qualification. PVA is a corporation duly formed, validly existing and in good standing under the laws of the Commonwealth of Virginia and has the requisite corporate power to carry on its business as it is now being conducted.

(b) Authority. PVA has all requisite corporate power and authority to execute and deliver this Agreement, the Guaranty and the Registration Rights Agreement and each of the agreements required to be executed and delivered by PVA under this Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement, the Guaranty and the Registration Rights Agreement and the agreements to be executed and delivered by PVA hereunder and the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of PVA.

(c) Enforceability. This Agreement and the Guaranty constitute, and at Closing the Registration Rights Agreement and each of the agreements required to be executed and delivered by PVA hereunder will constitute, valid and binding agreements of PVA enforceable against PVA in accordance with their respective terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application with respect to creditors, (ii) general principles of equity and (iii) the power of a court to deny enforcement of remedies generally based upon public policy.

(d) No Conflict. Neither the execution and delivery of this Agreement, the Guaranty and the Registration Rights Agreement or the agreements required to be executed and delivered by PVA hereunder nor the consummation of the transactions and performance of the terms and conditions contemplated hereby or thereby by PVA will (i) conflict with or result in any breach of any provision of the articles of incorporation, bylaws or other governing documents of PVA; (ii) materially violate, conflict in any material respect with or constitute a material default or event that, with notice or lapse of time or both, would be a material default, breach or violation under any term or provision of any commitment, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, lease or other agreement, instrument or arrangement to which PVA is a party or by which PVA is bound; (iii) violate, conflict with or constitute a breach of any Law in any material respect applicable to PVA or by which PVA is bound; or (iv) result in the creation or imposition of any adverse material claim or interest, or any Lien, charge, equity or restriction of any material nature whatsoever, on or affecting PVA.

(e) Consents. No consent, approval, authorization or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Agreement, the Guaranty or the Registration Rights Agreement by PVA or for or in connection with the consummation of the transactions and performance of the terms and conditions contemplated hereby and thereby by PVA.

(f) Actions. There are no Actions pending or, to the Knowledge of PVA, threatened against PVA which relate to the transactions contemplated by this Agreement, the Guaranty or the Registration Rights Agreement other than Actions which are not reasonably expected by PVA to materially impair the ability of PVA to consummate the transactions contemplated by this Agreement, the Guaranty and the Registration Rights Agreement or to perform its obligations hereunder or thereunder.

(g) Brokerage Fees and Commissions. Neither PVA nor any Affiliate of PVA has incurred an obligation or entered into any agreement for any investment banking, brokerage or finder’s fee or commission in respect of the transactions contemplated by this Agreement for which Seller shall incur any liability.

(h) PVA Stock and Buyer Stock. The PVA Stock constituting the Stock Portion of the Purchase Price will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. PVA is the record and beneficial owner of all of the issued and outstanding capital stock of Buyer.

(i) Capitalization. The authorized capitalization of PVA consists of (i) 128,000,000 shares of common stock, par value $0.01 per share, of which 55,193,362 shares were issued and outstanding on March 4, 2013 and (ii) 100,000 shares of preferred stock, par value $100.00 per share, of which 11,500 shares were issued and outstanding on March 4, 2013.

(j) Regulatory Matters; Reports. PVA has filed all reports, schedules, forms, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that were required to be filed since January 1, 2012 with the SEC and the New York Stock Exchange (together with the exhibits and other information incorporated therein, the “PVA SEC Documents”). No such PVA SEC Document or communication, at the time filed, furnished or communicated (and in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of relevant meetings, respectively) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that information in the PVA SEC Documents as of a later date (but before the date of this Agreement) shall be deemed to modify information in the PVA SEC Documents as of an earlier date. As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), all PVA SEC Documents complied as to form in all material respects with the regulations of the SEC with respect thereto.

(k) Financial Statements. Each of the consolidated financial statements of PVA and its subsidiaries included (or incorporated by reference) in the PVA SEC Documents (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of PVA and its consolidated subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of PVA and its consolidated subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of PVA and its subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(l) Undisclosed Liabilities. Neither PVA nor any of its subsidiaries has any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of PVA included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2012, or (iii) liabilities in connection with this Agreement and the transactions contemplated hereby.

(m) No PVA Material Adverse Condition. Since December 31, 2012 there has not occurred any PVA Material Adverse Condition and, to the Knowledge of PVA, no circumstances presently exist which would reasonably be expected to cause a PVA Material Adverse Condition.

(n) Legal Proceedings. Except for matters involving less than Ten Million and No/100 Dollars ($10,000,000.00) or as set forth on Schedule 3.4(n), neither PVA nor any of its subsidiaries is a party to any, and there is no pending, or to the Knowledge of PVA threatened, lawsuits, disputes, arbitration, proceeding or other Action of any nature against PVA or any of its subsidiaries or to which any of their assets are subject.

(o) Absence of Registration Rights. PVA has not granted, and as of the Closing Date will not have granted, any shelf, demand, piggyback or other registration rights with respect to any PVA Stock (other than any such registration rights to be granted between the date hereof and the Closing Date in connection with a private placement of PVA Stock and which registration rights will be pari passu or subordinate to the registration rights to be granted to Seller in the Registration Rights Agreement).

(p) Financing. PVA has provided Seller with a true and complete copy of the commitment letter, dated as of the date hereof, from the Royal Bank of Canada, Wells Fargo Securities, LLC and WF Investment Holdings, LLC (the “Commitment Letter”) indicating that such entities can provide or arrange for at least Two Hundred Fifty Million and No/100 Dollars ($250,000,000.00) for the purpose of financing a portion of the transactions contemplated hereby and related fees and expenses (the “Financing”). The Commitment Letter is in full force and effect and is a legal, valid and binding obligation of PVA and, to the Knowledge of PVA, the financing commitments thereunder have not been withdrawn or terminated, and the Commitment Letter has not been amended, supplemented or otherwise modified in any respect. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of PVA (as applicable) under any term of the Commitment Letter. PVA has no reason to believe that it or any of the other parties to the Commitment Letter will be unable to satisfy on a timely basis any term or condition of the Commitment Letter required to be satisfied by it. PVA has no reason to believe that any portion of the Financing to be made thereunder will otherwise not be available to PVA and Buyer on a timely basis to consummate the transactions contemplated hereby. PVA and its Affiliates are not required to pay any fees or other amounts to the Financing Sources in connection with the Financing prior to the execution of this Agreement, except those fees and other amounts which PVA and its Affiliates have paid in full as of the execution date of the Commitment Letter. The obligations of the other parties to the Commitment Letter to fund the full amount of the Financing to PVA and Buyer pursuant to the terms of the Commitment Letter are not subject to any conditions other than the conditions set forth in the Commitment Letter. There are no side contracts or understandings (other than for customary fee letters and engagement letters) related to the Financing under the Commitment Letter other than as expressly set forth in the Commitment Letter.

ARTICLE IV

INVESTIGATION OF SUBJECT ASSETS; CONFIDENTIALITY

Section 4.1 Investigation of Subject Assets. Promptly following the execution of this Agreement and until the Closing Date (or earlier termination of this Agreement), Seller (i) shall permit Buyer and its representatives at reasonable times to examine, in Seller’s offices, all Records including abstracts of title, title opinions, title files, ownership maps, lease files, assignments, division orders, and similar documents relating to the Subject Assets insofar as the same are in the possession or control of Seller or the Company and insofar as Seller or the Company may do so without (a) violating any legal constraint or confidentiality obligation to a third Person (provided that Seller shall use all commercially reasonable efforts to obtain any necessary waivers of such obligations to allow disclosure of any Records) or (b) waiving any attorney/client privilege and (ii) subject to any required consent of any third Person (provided that Seller shall use all commercially reasonable efforts to obtain any such consents), shall permit Buyer and its representatives at reasonable times and at Buyer’s sole risk, cost and expense, to conduct, in the presence of Seller’s representatives, reasonable inspections of the Subject Assets; provided that Buyer shall not conduct any Phase II environmental testing or other invasive surface or subsurface testing without Seller’s prior written consent, which will not be unreasonably withheld; provided, further, Buyer shall repair any damage to the Subject Assets resulting from such inspections and Buyer does hereby indemnify and hold harmless the Seller Indemnified Parties from and against any and all Covered Liabilities arising from Buyer’s inspection of the Subject Assets, REGARDLESS OF ANY CONCURRENT NEGLIGENCE OR STRICT LIABILITY ON THE PART OF ANY SELLER INDEMNIFIED PARTY AND REGARDLESS OF THE FORM OF CLAIM WHETHER AT COMMON LAW, STRICT LIABILITY, NEGLIGENCE OR UNDER ANY STATUTE OR REGULATION, EXCLUDING, HOWEVER, COVERED LIABILITIES RESULTING FROM AND TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY SELLER INDEMNIFIED PARTY.

Section 4.2 Obligations Under Confidentiality Agreement.

(a) Prior to the Closing, Buyer and PVA agree to maintain all information made available to them pursuant to the Confidentiality Agreement or Section 4.1 confidential and otherwise to comply in all respects with, and to cause their respective officers, employees, representatives, consultants and advisors to maintain all such information confidential and otherwise to comply in all respects with the provisions regarding confidentiality in the Confidentiality Agreement; provided, however, that the Parties hereby acknowledge and agree that, except with respect to the terms set forth in the first full paragraph on page 4 of the Confidentiality Agreement (which terms are no longer in effect as of the date hereof), nothing in this Section 4.2(a) shall affect or limit any of the (i) other provisions set forth in the Confidentiality Agreement (including all provisions regarding non-solicitation and standstill) or (ii) generally applicable provisions set forth in the Confidentiality Agreement to the extent such provisions relate to such other provisions.

(b) Without limiting Seller’s right to issue a press release pursuant to Section 7.4, for a period of five (5) years from and after the Closing and except as otherwise required by any requirements of Law, Seller agrees to maintain all information relating to the Company with respect to the Subject Assets confidential and otherwise to comply in all respects with, and to cause its officers, employees, representatives, consultants and advisors to maintain all information relating to the Subject Assets confidential; provided, however, that the information subject to such confidentiality restrictions shall not include information that is or becomes generally available to the public other than as a result of disclosure by Seller or its Affiliates.

(c) Without limiting Buyer or PVA’s right to issue a press release pursuant to Section 7.4, for a period of five (5) years from and after the Closing and except as otherwise required by any requirements of Law, Buyer and PVA agree to maintain all information relating to the Excluded Assets and all Subject Assets assigned to Seller (or an Affiliate designated by Seller) pursuant to Section 6.7 confidential and otherwise to comply in all respects with, and to cause its officers, employees, representatives, consultants and advisors to maintain all information relating to such assets confidential; provided, however, that the information subject to such confidentiality restrictions shall not include information that is or becomes generally available to the public other than as a result of disclosure by Buyer, PVA or their respective Affiliates.

ARTICLE V

TITLE ADJUSTMENTS

Section 5.1 General Disclaimer; No Title Warranty or Representations. Without limiting Buyer’s right to receive an adjustment to the Purchase Price by operation of Section 5.2, and except for the special warranty of Defensible Title contained in Section 3.1(m), Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to the Company’s title to any of the Subject Assets and Buyer hereby acknowledges and agrees that, except as provided above, Buyer’s sole remedy for any defect of title, including any Title Defect, with respect to any of the Subject Assets shall be pursuant to the procedures set forth in this ARTICLE V.

Section 5.2 Buyer’s Title Review.

(a) Buyer’s Assertion of Title Defects. Prior to 5:00 P.M., Central Time, on April 22, 2013 (the “Defect Notice Date”), Buyer shall notify Seller in writing of any matters which, in Buyer’s reasonable opinion, constitute Title Defects and which Buyer intends to assert as a Title Defect with respect to any Property Subdivision pursuant to this ARTICLE V. For all purposes of this Agreement, Buyer shall be deemed to have waived any Title Defect which Buyer fails to assert as a Title Defect by written notice given to Seller on or before 5:00 P.M., Central Time, on the Defect Notice Date. To be effective, Buyer’s written notice of a Title Defect must include (i) a brief description of the matter constituting the asserted Title Defect, (ii) the Title Defect Amount attributable thereto claimed in good faith by Buyer and (iii) supporting documents reasonably necessary for Seller (as well as any title attorney or examiner hired by Seller) to verify the existence of such asserted Title Defect; provided, however, that to the extent that Seller and Buyer are in disagreement as to whether or not Buyer’s written notice of Title Defect is effective as provided above, Seller and Buyer agree to resolve such dispute pursuant to Section 5.5 of this Agreement. To give Seller an opportunity to commence reviewing and curing Title Defects, Buyer agrees to give Seller written notice of any Title Defect which Buyer determines exists promptly following Buyer’s determination of the existence of same, which notice may be preliminary in nature and supplemented prior to 5:00 P.M., Central Time, on the Defect Notice Date. Buyer shall also promptly furnish Seller with written notice of any Seller Title Credit which is discovered by any of Buyer’s employees or representatives while conducting Buyer’s title review, due diligence or investigation with respect to the Subject Assets and Property Subdivisions.

(b) Allocation of Consideration. For purposes of this Agreement, the allocated value of each Property Subdivision shall be the value specified for such Property Subdivision in Part II of Exhibit A (the “Allocated Value”). If any adjustment is made to the Purchase Price pursuant to this Section 5.2, a corresponding adjustment shall be made to the portion of the Purchase Price allocated to the affected Property Subdivision in Part II of Exhibit A.

(c) Seller’s Opportunity to Cure. Seller shall have until one (1) day before the Closing Date, at its cost and expense, if it so elects but without obligation, to cure all or a portion of such asserted Title Defects. Subject to Seller’s continuing right to dispute the existence of a Title Defect and/or the Title Defect Amount asserted with respect thereto, if Seller within such time fails to cure any Title Defect of which Buyer has given a timely and effective written notice as required above and Buyer has not and does not waive same on or before the day immediately preceding the Closing Date, the Property Subdivision affected by such uncured and unwaived Title Defect shall be a “Title Defect Property”.

(d) Buyer’s Title Adjustments. Subject to Section 5.5, the special warranty of Defensible Title contained in Section 3.1(m), and Buyer’s termination right as provided in Section 13.1(a), as Buyer’s sole and exclusive remedy with respect to Title Defects, Buyer shall be entitled to reduce the Purchase Price by an amount equal to the amount, if any, by which the aggregate amount of Title Defect Amounts with respect to all Title Defect Properties (together with the aggregate amount of all undisputed Environmental Defect Amounts with respect to all Environmental Defect Properties) exceeds the Aggregate Defect Deductible. “Title Defect Amount” shall mean, with respect to a Title Defect Property, the amount by which the value of such Title Defect Property is impaired as a result of the existence of one or more uncured and unwaived Title Defects, which amount shall be determined as follows:

(i) If Buyer and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount.

(ii) If the Title Defect results from the Company having a lesser Net Revenue Interest in such Title Defect Property than the Net Revenue Interest specified therefor in Part II(A) of Exhibit A (in the case where the Title Defect Property is a Well or Unit) or Part II(B) of Exhibit A (in the case where the Title Defect Property is the portion of an Undeveloped Lease covering undeveloped lands), the Title Defect Amount shall be equal to the product obtained by multiplying the Allocated Value specified on Part II(A) of Exhibit A or Part II(B) of Exhibit A, as the case may be, for such Title Defect Property by a fraction, the numerator of which is the reduction in the Net Revenue Interest and the denominator of which is the Net Revenue Interest specified for such Title Defect Property in Part II(A) of Exhibit A (in the case where the Title Defect Property is a Well or Unit) or Part II(B) of Exhibit A (in the case where the Title Defect Property is the portion of an Undeveloped Lease covering undeveloped lands).

(iii) If the Title Defect results from the Company having a lesser number of undeveloped Net Acres in such Title Defect Property than the number of Net Acres specified therefor under the column entitled “Entity Und. Net” in Part II(B) of Exhibit A, the Title Defect Amount shall be equal to the product of (A) the difference between the number of Net Acres specified for such Title Defect Property under the column entitled “Entity Und. Net” in Part II(B) of Exhibit A and the number of undeveloped Net Acres owned by the Company in such Title Defect Property multiplied by (B) the result obtained by dividing the number of Net Acres specified for such Title Defect Property under the column entitled “Entity Und. Net” in Part II(B) of Exhibit A by the Allocated Value specified for such Title Defect Property in Part II(B) of Exhibit A.

(iv) If the Title Defect results from the Company having a greater Working Interest in a Title Defect Property than the Working Interest specified therefor in Part II(A) of Exhibit A, the Title Defect Amount shall be equal to the present value (discounted at 10% compounded annually) of the increase in the costs and expenses forecasted in the Reserve Report with respect to such Title Defect Property for the period from and after the Effective Time which is attributable to such increase in the Company’s Working Interest; provided, however, that no Title Defect Amount shall be allowed on account of and to the extent that an increase in the Company’s Working Interest in a Property Subdivision is accompanied by a proportionate increase of the Company’s Net Revenue Interest in such Property Subdivision.

(v) If the Title Defect results from the existence of a mortgage, pledge, lien or security interest, the Title Defect Amount shall be an amount sufficient to discharge such Lien.

(vi) If the Title Defect results from any matter not described in paragraphs (i), (ii), (iii), (iv) or (v) above, the Title Defect Amount shall be an amount equal to the difference between the value of the Title Defect Property affected by such Title Defect with such Title Defect and the value of such Title Defect Property without such Title Defect (taking into account the Allocated Value of such Title Defect Property); provided, that if such Title Defect is reasonably susceptible of being cured, the Title Defect Amount shall be the reasonable cost and expense of curing such Title Defect, if less.

(vii) If a Title Defect is not effective or does not affect a Title Defect Property throughout the entire productive life of such Title Defect Property, such fact shall be taken into account in determining the Title Defect Amount.

(viii) The Title Defect Amount with respect to a Title Defect Property shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder. For example, but without limitation, if a Lien affects more than one Title Defect Property or the curative work with respect to one Title Defect results (or is reasonably expected to result) in the curing of any other Title Defect affecting the same or another Title Defect Property, the amount necessary to discharge such Lien or the cost and expense of such curative work shall only be included in the Title Defect Amount for one Title Defect Property and only once in such Title Defect Amount.

(ix) If a Title Defect affects only a portion of a Property Subdivision (as contrasted with an undivided interest in the entirety of such Property Subdivision) and a value has not been allocated specifically to such portion of a Property Subdivision in Part II of Exhibit A, then for purposes of computing the Title Defect Amount, the Allocated Value of such Property Subdivision shall be further allocated among the portions of such Property Subdivision in the proportion that the portion of such Property Subdivision affected by such Title Defect bears to the entire Property Subdivision.

(x) The Title Defect Amount attributable to a Title Defect Property or any portion thereof shall not exceed the Allocated Value of such Title Defect Property or such portion thereof calculated in accordance with paragraph (ix) above. For example, but without limitation, if the Company does not own fifty percent (50%) of the Net Revenue Interest specified in Part II(A) of Exhibit A for a Title Defect Property and such unowned fifty percent (50%) interest is also burdened by a Lien, the Title Defect Amount for such Title Defect Property shall not exceed the Allocated Value allocable to such fifty percent (50%) interest notwithstanding that it may be affected by multiple Title Defects.

(xi) If an Undeveloped Lease is affected by a Title Defect resulting from the matters described in paragraph (ii) above and a Title Defect resulting from the matters described in paragraph (iii) above, the Title Defect Amount resulting from the matters described in paragraph (iii) above shall be determined before determining the Title Defect Amount resulting from the matters described in paragraph (ii) above.

(xii) Notwithstanding the foregoing, if the Title Defect Amount determined pursuant to the foregoing with respect to a Title Defect is Twenty-five Thousand and No/100 Dollars ($25,000.00) or less, then the Title Defect Amount with respect to such Title Defect shall be deemed to be zero.

Section 5.3 Determination of Title Defects. A portion of a Property Subdivision shall be deemed to have a “Title Defect” if the Company fails to have Defensible Title thereto as of the Effective Time and the Closing Date. Notwithstanding any other provision in this Agreement to the contrary, the following matters shall not be asserted as, and shall not constitute Title Defects: (a) defects in the early chain of title consisting of the mere failure to recite marital status in a document or omissions of successions of heirship proceedings, unless Buyer provides affirmative evidence that such failure or omission results in another Person’s superior claim of title to the relevant Property Subdivision or portion thereof or that another Person is claiming the same; (b) defects arising out of lack of survey unless a survey is expressly required by Laws; (c) defects arising out of lack of corporate authorization, unless Buyer provides affirmative evidence that such corporate action was not authorized and results in another Person’s superior claim of title to the relevant Property Subdivision or portion thereof or that another Person is claiming the same; (d) defects that have been cured by possession under the applicable statutes of limitations; (e) defects or irregularities resulting from or related to probate proceedings or the lack thereof, which defects or irregularities have been outstanding for four (4) years or more; (f) defects based solely on the existence of prior oil and gas leases relating to the Subject Interests that are expired and no longer in force and legal effect but not surrendered of record; (g) defects arising from a mortgage encumbering the oil, gas or mineral estate of any lessor if such mortgage would customarily be accepted in taking oil and gas leases and for which the lessee would not customarily seek a subordination of such mortgage to the Subject Interests affected thereby prior to conducting drilling activities on the Subject Interests (unless a complaint of foreclosure has been filed or any similar action taken by the mortgagee thereunder and in such case such mortgage has not been subordinated to the Subject Interests affected thereby); (h) defects based solely on lack of information in files of Seller or the Company or references to documents if such documents are not in files of Seller or the Company; and (i) defects based on a failure to record name changes or mergers set forth on Schedule 5.3(i) in the applicable records.

Section 5.4 Seller Title Credit. A “Seller Title Credit” shall mean, (a) with respect to each Property Subdivision described in Part II(A) of Exhibit A, the amount by which the value of such Property Subdivision is enhanced by virtue of the Company having a greater Net Revenue Interest in such

Property Subdivision than the Net Revenue Interest specified therefor in Part II(A) of Exhibit A, (b) with respect to that portion of each Undeveloped Lease that covers undeveloped lands, the amount by which the value of such portion is enhanced by virtue of the Company having a greater Net Revenue Interest in such portion than the Net Revenue Interest specified for such Undeveloped Lease in Part II(B) of Exhibit A, (c) with respect to that portion of each Undeveloped Lease that covers undeveloped lands, the amount by which the value of such portion of such Property Subdivision is enhanced by virtue of the Company having a greater number of undeveloped Net Acres in such portion of such Property Subdivision than the number of Net Acres specified therefor under the column entitled “Entity Und. Net” in Part II(B) of Exhibit A or (d) with respect to each Property Subdivision described in Part II(A) of Exhibit A, the amount by which the value of such Property Subdivision is enhanced by virtue of the Company having a lesser Working Interest in such Property Subdivision than the Working Interest specified therefor in Part II(A) of Exhibit A, in each case, as of the Closing Date, which amount shall be determined as follows:

(i) If Buyer and Seller agree on the amount of the Seller Title Credit, then that amount shall be the amount of the Seller Title Credit.

(ii) If the Seller Title Credit results from the Company having a greater Net Revenue Interest in such Property Subdivision than the Net Revenue Interest specified therefor in Part II(A) of Exhibit A (in the case where the Seller Title Credit affects a Well or Unit) or Part II(B) of Exhibit A (in the case where the Seller Title Credit affects the portion of an Undeveloped Lease covering undeveloped lands), the Seller Title Credit shall be equal to the product obtained by multiplying the Allocated Value specified on Part II(A) of Exhibit A or Part II(B) of Exhibit A, as the case may be, for such Property Subdivision by a fraction, the numerator of which is the increase in the Net Revenue Interest and the denominator of which is the Net Revenue Interest specified for such Property Subdivision in Part II(A) of Exhibit A (in the case where the Seller Title Credit affects a Well or Unit) or Part II(B) of Exhibit A (in the case where the Seller Title Credit affects that portion of an Undeveloped Lease covering undeveloped lands).

(iii) If the Seller Title Credit results from the Company having a greater number of undeveloped Net Acres in such Property Subdivision than the number of Net Acres specified therefor under the column entitled “Entity Und. Net” in Part II(B) of Exhibit A, the Seller Title Credit shall be equal to the product of (A) the difference between the number of Net Acres specified for such Property Subdivision under the column entitled “Entity Und. Net” in Part II(B) of Exhibit A and the number of undeveloped Net Acres owned by the Company in such Property Subdivision multiplied by (B) the result obtained by dividing the number of Net Acres specified for such Property Subdivision under the column entitled “Entity Und. Net” in Part II(B) of Exhibit A by the Allocated Value specified for such Property Subdivision in Part II(B) of Exhibit A.

(iv) If the Seller Title Credit results from the Company having a lesser Working Interest in a Well or Unit than the Working Interest specified therefor in Part II(A) of Exhibit A, the Seller Title Credit shall be equal to the present value (discounted at 10% compounded annually) of the decrease in the costs and expenses forecasted in the Reserve Report with respect to such Property Subdivision for the period from and after the Effective Time which is attributable to such decrease in the Company’s Working Interest; provided, however, no Seller Title Credit shall be allowed on account of and to the extent that a decrease in the Company’s Working Interest in a Property Subdivision is accompanied by a proportionate decrease of the Company’s Net Revenue Interest in such Property Subdivision.

(v) In determining the amount of Seller Title Credits, the principles and methodology set forth in paragraphs (vii), (viii), (ix), (xi) and (xii) of Section 5.2(d) shall be applied, mutatis mutandis.

Seller shall be entitled to increase the Purchase Price by an amount equal to the amount, if any, by which the aggregate amount of Seller Title Credits with respect to all Property Subdivisions exceeds an amount equal to Seven Million Five Hundred Thousand and No/100 Dollars ($7,500,000.00).

Section 5.5 Deferred Claims and Disputes.

(a) Deferred Adjustment Claim. In the event that Buyer and Seller have not agreed upon one or more adjustments, credits or offsets claimed by Buyer or Seller pursuant to and in accordance with the requirements of this ARTICLE V, any such claim (a “Deferred Adjustment Claim”) shall be settled pursuant to this Section 5.5 and, except as provided in Section 8.1(e) and Section 8.2(g), shall not prevent or delay Closing. With respect to each potential Deferred Adjustment Claim, Buyer and Seller shall deliver to the other a written notice describing each such potential Deferred Adjustment Claim, the amount in dispute and a statement setting forth the facts and circumstances that support such Party’s position with respect to such Deferred Adjustment Claim. At Closing, the Purchase Price shall not be adjusted on account of, and, except as provided in Section 8.1(e) and Section 8.2(g), no effect shall be given to, the Deferred Adjustment Claim. On or prior to the thirtieth (30th) consecutive calendar day after the Closing Date (the “Deferred Matters Date”), Seller and Buyer shall attempt in good faith to reach agreement on the Deferred Adjustment Claims and, ultimately, to resolve by written agreement all disputes regarding the Deferred Adjustment Claims.

(b) Disputed Deferred Adjustment Claims. If Buyer and Seller are unable to resolve all Deferred Adjustment Claims by the Deferred Matters Date, then such claims shall be resolved by a single arbitrator, who shall be Johnny B. Johnson at Wilson, Johnson & Stephens, L.L.P. and if such person refuses or is unable to serve, as selected by the Houston office of the American Arbitration Association (the “Title Arbitrator”). The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 5.5. Buyer and Seller shall exercise commercially reasonable efforts to cause the Title Arbitrator to render his or her determination within fifteen (15) Business Days after a disputed matter is submitted to the Title Arbitrator and such determination shall be final and binding upon the Parties, without right of appeal. In making his or her determination, the Title Arbitrator shall be bound by the rules set forth in this ARTICLE V and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination. The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Deferred Adjustment Claims submitted by Buyer or Seller and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Buyer shall each bear (i) its own legal fees and other costs of presenting its case and (ii) one-half of the fees, costs and expenses of the Title Arbitrator. The amount of any reduction or increase in the Purchase Price to which Buyer or Seller, as applicable, becomes entitled under the final and binding written decision of the Title Arbitrator shall be promptly refunded by Seller or Buyer, as applicable, to such entitled Party.

(c) Certain Seller Rights. Notwithstanding anything herein provided to the contrary, including Section 5.2(c), at any time prior to the point in time when a final and binding written decision of the Title Arbitrator is made with respect to any Title Defect which constitutes a Deferred Adjustment Claim in accordance with this Section 5.5, Seller shall be entitled (i) to cure any such Title Defect and (ii) to resolve all disputes relating to the Deferred Adjustment Claims by payment to Buyer of the amount by which the Purchase Price would have been reduced at Closing on account of the Title Defects which constitute Deferred Adjustment Claims if same did not constitute Deferred Adjustment Claims.

Section 5.6 No Duplication. Notwithstanding anything herein provided to the contrary, if a Title Defect results from any matter which could also result in the breach of any representation or warranty of Seller set forth in Section 3.1 (other than Section 3.1(m)), then Buyer shall only be entitled to assert such matter as a Title Defect pursuant to this ARTICLE V and shall be precluded from also asserting such matter as the basis of the breach of any such representation or warranty.

ARTICLE VI

ENVIRONMENTAL MATTERS

Section 6.1 Environmental Defects; Environmental Defect Amount. “Environmental Defect” means any condition or circumstance (other than any condition or circumstance set forth on Schedule 6.1) that, with notice to the Governmental Authority with jurisdiction, would require Remediation under Environmental Laws in, on or under a particular Subject Asset (including air, land, soil, surface and subsurface strata, surface water, groundwater or sediments) or would cause a particular Subject Asset to be in violation of any applicable requirements of Environmental Laws or Environmental Permits, in either case that is reasonably expected to reduce the value of the affected Subject Asset by more than Fifty Thousand and No/100 Dollars ($50,000.00) or require more than Fifty Thousand and No/100 Dollars ($50,000.00) to Remediate. “Environmental Defect Amount” means the cost to Remediate the Environmental Defect. “Environmental Defect Properties” means the Subject Assets to which an Environmental Defect relates.

Section 6.2 Environmental Defect Notice. Prior to 5:00 P.M., Central Time, on the Defect Notice Date, Buyer shall notify Seller in writing of any matters that, in Buyer’s reasonable opinion, constitute an Environmental Defect (an “Environmental Defect Notice”). Each Environmental Defect Notice shall be in writing and shall contain the following: (i) a description of the asserted Environmental Defect, (ii) the identity of the specific Subject Assets to which such Environmental Defect relates, (iii) the reason Buyer believes such Subject Assets to have an Environmental Defect, (iv) the Environmental Defect Amount attributable thereto claimed in good faith by Buyer, and (v) documentation supporting Buyer’s asserted Environmental Defect. To be valid, any Environmental Defect Notice must be received by Seller prior to 5:00 P.M., Central Time, on the Defect Notice Date.

Section 6.3 Failure to Deliver Environmental Defect Notice. Notwithstanding anything to the contrary herein, from and after 5:00 P.M., Central Time, on the Defect Notice Date, any matters that Buyer has Knowledge of and may otherwise constitute an Environmental Defect, but of which Seller has not been specifically notified by Buyer in accordance with Section 6.2, will be deemed to have been waived by Buyer for all purposes. If Buyer fails to timely deliver an Environmental Defect Notice with respect to any Subject Assets regarding an Environmental Defect as to which Buyer has Knowledge, or if the aggregate amount of all Environmental Defects Amounts with respect to Environmental Defects, as applicable, timely asserted by Buyer and all Title Defect Amounts with respect to Title Defects, as applicable, timely asserted by Buyer is equal to or less than the Aggregate Defect Deductible based on the estimates in the Environmental Defect Notice, Buyer shall be deemed to have (i) accepted the environmental condition(s) in, on and under the affected Subject Assets, (ii) waived its right to claim an Environmental Defect with respect to that particular condition in, on or under the affected Subject Assets, and (iii) included the particular environmental condition(s) as part of the Company Liabilities.

Section 6.4 Seller’s Right to Cure. Seller shall have until two (2) days before the Closing Date (the “Environmental Defect Cure Date”), at its cost and expense, if it so elects but without obligation, to cure all or a portion of asserted Environmental Defects prior to such date to the reasonable satisfaction of the Parties, with no adjustment to the Purchase Price in respect of such cured Environmental Defect.

Section 6.5 Environmental Defect Adjustments. If Seller and Buyer agree that an Environmental Defect exists and agree on the Environmental Defect Amount, and Seller has been unable, or elects not, to cure such Environmental Defect to the satisfaction of the Parties pursuant to Section 6.4, then Buyer shall be entitled, at its sole and exclusive option, to (a) waive the Environmental Defect that remains uncured and reduce the Purchase Price by the amount, if any, by which the aggregate amount of all undisputed Environmental Defect Amounts and all undisputed Title Defect Amounts exceeds the Aggregate Defect Deductible or (b) to the extent provided in Section 6.7, exclude the Environmental Defect Properties affected by such Environmental Defect from the Subject Assets.

Section 6.6 Aggregate Defect Deductible. Notwithstanding anything herein provided to the contrary, there will be no reduction of the Purchase Price on account of an Environmental Defect and no amount owing by Seller unless and until the aggregate amount of all undisputed Environmental Defect Amounts with respect to the Environmental Defect Properties (together with the aggregate amount of all undisputed Title Defect Amounts with respect to all Title Defect Properties) exceed the Aggregate Defect Deductible, and in such event, the reduction of the Purchase Price will be limited to (a) the amount in excess of the Aggregate Defect Deductible or (b) in the event an Environmental Defect Property has been excluded from the Subject Assets pursuant to Section 6.5 or Section 6.7, the Allocated Value attributable to the Subject Asset comprising such Environmental Defect Property.

Section 6.7 Subject Assets Exclusion. Notwithstanding anything herein provided to the contrary, with respect to any Environmental Defect Properties, either Seller or Buyer may elect prior to Closing to exclude such Environmental Defect Properties from the Subject Assets held by the Company at the Closing; provided, however, that no Party shall have the right to exclude any Environmental Defect Property if the aggregate amount of all undisputed Environmental Defect Amounts with respect to all Environmental Defect Properties which have not been excluded pursuant to Section 6.5 or this Section 6.7 (together with the aggregate amount of all undisputed Title Defect Amounts with respect to all Title Defect Properties) fails to exceed the Aggregate Defect Deductible. If Seller or Buyer exercises its right under Section 6.5 or this Section 6.7, as the case may be, with respect to an Environmental Defect Property, then (a) all Subject Assets comprising such Environmental Defect Property together with a pro rata share of all incidental rights, oil, gas and other hydrocarbons and other assets attributable or appurtenant thereto, shall be assigned by the Company to Seller (or a designated Affiliate of Seller) on or before Closing pursuant to the General Conveyance and (b) the Purchase Price shall be reduced by the Allocated Value attributable to such Subject Asset.

Section 6.8 Deferred Environmental Claims and Disputes.

(a) Deferred Environmental Adjustment Claim. In the event that Buyer and Seller have not agreed on or prior to the Closing Date as to whether an Environmental Defect exists or, if Buyer and Seller agree that an Environmental Defect exists but disagree as to whether it has been cured or on the amount of the Environmental Defect Amount attributable to such Environmental Defect, any such claim (a “Deferred Environmental Adjustment Claim”) shall be settled pursuant to this Section 6.8 and, except as provided in Section 8.1(e) and Section 8.2(g), shall not prevent or delay Closing. With respect to each potential Deferred Environmental Adjustment Claim, Buyer and Seller shall deliver to the other a written notice describing each such potential Deferred Environmental Adjustment Claim, the amount in dispute and a statement setting forth the facts and circumstances that support such Party’s position with respect to such Deferred Environmental Adjustment Claim. At Closing, the Purchase Price shall not be adjusted on account of, and, except as provided in Section 8.1(e) and Section 8.2(g), no effect shall be given to, the Deferred Environmental Adjustment Claim. On or prior to Deferred Matters Date, Seller and Buyer shall attempt in good faith to reach agreement on the Deferred Environmental Adjustment Claims and, ultimately, to resolve by written agreement all disputes regarding the Deferred Environmental Adjustment Claims.

(b) Disputed Deferred Environmental Adjustment Claims. If Buyer and Seller are unable to resolve all Deferred Environmental Adjustment Claims by the Deferred Matters Date, then such matters shall be resolved by a single arbitrator, who shall be Robert E. Morse, III at Crain Caton & James, and if such person refuses or is unable to serve, as selected by the Houston office of the American Arbitration Association (the “Environmental Arbitrator”). The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 6.8(b). Buyer and Seller shall exercise commercially reasonable efforts to cause the Environmental Arbitrator to render his or her determination within fifteen (15) Business Days after a disputed matter is submitted to the Environmental Arbitrator and such determination shall be final and binding upon the Parties, without right of appeal. In making his or her determination, the Environmental Arbitrator shall be bound by the rules set forth in this ARTICLE VI and may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Deferred Environmental Adjustment Claims submitted by either Buyer or Seller and may not award damages, interest or penalties to a Party with respect to any matter. Seller and Buyer shall each bear (i) its own legal fees and other costs of presenting its case and (ii) one-half of the fees, costs and expenses of the Environmental Arbitrator. Upon the Environmental Arbitrator’s final and binding determination of such Deferred Environmental Adjustment Claims, the amount of any reduction in the Purchase Price to which Buyer becomes entitled under the final and binding written decision of the Environmental Arbitrator shall be promptly refunded by Seller to Buyer.

(c) Certain Seller Rights. Notwithstanding anything herein provided to the contrary, at any time prior to the point in time when a final and binding written decision of the Environmental Arbitrator is made with respect to any Environmental Defect which constitutes a Deferred Environmental Adjustment Claim in accordance with this Section 6.8, Seller shall be entitled, (i) prior to the Environmental Defect Cure Date, to cure any such Environmental Defect or (ii) to resolve all disputes relating to a Deferred Environmental Adjustment Claim by payment to Buyer of the amount by which the Purchase Price would have been reduced at Closing on account of the Environmental Defects which constitute Deferred Environmental Adjustment Claims if same did not constitute Deferred Environmental Adjustment Claims.

Section 6.9 Sole Remedies. Subject to Buyer’s termination right as provided in Section 13.1(a) and, subject to Section 6.3, any remedy for breach of any representations and warranties set forth in Section 3.1, the procedures set forth in this ARTICLE VI shall be Buyer’s sole remedy for the existence of any Environmental Defect.

Section 6.10 NORM. Buyer acknowledges that the Subject Assets have been used for exploration, development and production of oil and gas and that there may be petroleum, produced water, wastes, or other substances or materials located in, on or under the Subject Assets or associated with the Subject Assets. Equipment and sites included in the Subject Assets may contain asbestos, NORM or other Hazardous Materials. NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials and equipment located on the Subject Assets or included in the Subject Assets may contain NORM and other wastes or Hazardous Materials. NORM containing material and/or other wastes or Hazardous Materials may have come in contact with various environmental media, including water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation, or disposal of environmental media, wastes, asbestos, NORM and other Hazardous Materials from the Subject Assets. Notwithstanding anything herein to the contrary, Buyer shall not be permitted to claim any Environmental Defect or breach of a representation or warranty set forth in Section 3.1 on the account of the presence of NORM on the properties underlying the Subject Assets.

ARTICLE VII

COVENANTS OF SELLER, BUYER AND PVA

Section 7.1 Conduct of Business. Except as set forth in Section 6.7, Section 7.2, Section 7.3 and Section 7.20, from the date of this Agreement through the Closing, Seller covenants and agrees that it will cause the Company to conduct its operations with respect to the Subject Assets in good and workmanlike manner in the ordinary course of business consistent with good oilfield practices.

Section 7.2 Certain Restrictions Regarding the Conduct of Business. Unless Buyer shall otherwise consent in writing (such consent not to be unreasonably delayed, conditioned or withheld) and except as set forth on Schedule 7.2 or Section 7.20, Seller will not, and shall cause the Company not to, from the date of this Agreement through the Closing:

(a) convey, encumber or otherwise dispose of any part of the Subject Assets, other than the sale of oil, gas or other hydrocarbons produced from the Subject Interests in the regular course of business and the sale of obsolete machinery and equipment in the ordinary course of business;

(b) modify in any material respect or terminate any Material Contract;

(c) enter, or agree to enter, into any Contract that, if in existence as of the date hereof, would be a Material Contract;

(d) (i) propose or commit to any single operation, or series of related operations, reasonably anticipated to require capital expenditures by the Company with respect to the Subject Assets in excess of Five Hundred Thousand and No/100 Dollars ($500,000.00), (ii) except to the extent required under the terms of an operating agreement with respect to an authority for expenditure issued thereunder as of the date hereof, make any capital expenditures with respect to the Subject Assets and any operation, or series of related operations, relating thereto in excess of Five Hundred Thousand and No/100 Dollars ($500,000.00) or (iii) propose or, except to the extent required under the terms of an operating agreement with respect to an authority for expenditure issued thereunder as of the date hereof, make capital expenditures subject to clauses (i) or (ii) in excess of Five Million and No/100 Dollars ($5,000,000.00) in the aggregate;

(e) make, revoke or amend any tax election with respect to Taxes, enter into any settlement of any material issue with respect to Taxes, or execute or consent to any waivers extending the statutory period of limitations with respect to the collection of any Taxes, in each case, to the extent such action would bind or otherwise affect Buyer, its Affiliates or the Company at or after the Effective Time; or

(f) authorize or agree, in writing or otherwise, to take any of the actions prohibited by this Section 7.2.

Section 7.3 Excluded Assets and Excluded Liabilities. Upon the terms and subject to the conditions of this Agreement, prior to or concurrently with the Closing, (a) Seller shall cause the Company to assign, distribute or transfer to Seller (or a designated Affiliate of Seller) those assets, properties and rights that are set forth on Schedule 7.3 (the “Excluded Assets”) pursuant to the Assignment, Bill of Sale and Conveyance in substantially the form attached hereto as Exhibit 7.3(a) (the “General Conveyance”), and (b) pursuant to the Assumption Agreement in substantially the form attached hereto as Exhibit 7.3(b) (the “Assumption Agreement”), Seller (or a designated Affiliate of Seller) shall assume and agree to pay, discharge or perform, as appropriate, (i) all Covered Liabilities of or asserted against the Company arising out of or attributable to the ownership, use, construction, maintenance or operation of any assets held by the Company as of or before the date of such assignment other than the Subject Assets and (ii) the Excluded Employee Liabilities (collectively, the “Excluded Liabilities”).

Section 7.4 Press Releases. Any Party or any Affiliate of a Party may issue any press release with respect to this Agreement and the transactions contemplated hereby; provided, however, to the extent reasonably practicable, a Party shall consult with any other Party prior to issuing any press release that specifically references such other Party.

Section 7.5 Records. Within 5 Business Days after the Closing, Seller shall deliver all Records that have not previously been copied by or delivered to Buyer to Buyer’s offices in Houston, Texas; provided, however, the Parties shall mutually cooperate in good faith to enable Seller to keep originals or copies of the Records to enable Seller to perform its obligations under the Transition Agreement.

Section 7.6 Further Assurances. Seller, Buyer and PVA each agree that, from time to time, whether at or after the Closing Date, each of them will execute and deliver or cause their respective Affiliates to execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably necessary to carry out the purposes and intents of this Agreement.

Section 7.7 Preference Rights and Transfer Requirements. Prior to the Closing, Seller shall (and shall cause its respective Affiliates to) use commercially reasonable efforts to (a) comply with or obtain the waiver of all Preference Rights set forth on Schedule 3.1(f) and (b) obtain, comply with or otherwise satisfy all Transfer Requirements set forth on Schedule 3.1(g). Seller shall not be obligated to pay any consideration to (or to incur any cost or expenses for the benefit of) the holder of any Preference Rights or Transfer Requirements in order to obtain, comply with or otherwise satisfy the same.

Section 7.8 Amendment of Schedules. Buyer agrees that, with respect to (but only with respect to) the representations and warranties of Seller contained in this Agreement, Seller shall (x) have the continuing right until the Closing to add, supplement or amend all schedules hereto to its representations and warranties with respect to any matter hereafter arising which, if existing at the date of this Agreement, would have been required to be set forth or described in such schedules and (y) have the obligation, for the representations and warranties set forth in Section 3.1(k), Section 3.1(p), Section 3.1(s), Section 3.1(t) and the last sentence of Section 3.1(d), to add, supplement or amend all schedules hereto with respect to any matter hereafter arising for which Seller has Knowledge which, if existing at the date of this Agreement, would have been required to be set forth or described in such schedules; provided that Seller may not add, supplement or amend any such schedules to make any change arising out of any breach by Seller of its covenants and agreements under this Agreement. For purposes of determining whether the conditions set forth in Section 8.2(a) have been fulfilled, the schedules to Seller’s representations and warranties contained in this Agreement shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude all information contained in any addition, supplement or amendment thereto. Notwithstanding the foregoing, for purposes of the indemnity obligations of Seller in this Agreement, the Schedules shall be deemed to include all information contained in any addition, supplement or amendment thereto.

Section 7.9 Casualty and Condemnation. If after the date of this Agreement and prior to the Closing any part of the Subject Assets shall be destroyed or damaged by fire or other casualty or if any part of the Subject Assets shall be taken in condemnation or under the right of eminent domain or if proceedings for such purposes shall be pending or threatened, this Agreement shall remain in full force and effect notwithstanding any such destruction, damage, taking or proceeding or the threat thereof. To the extent insurance proceeds, condemnation awards or other payments are not committed, used or applied by Seller prior to the Closing Date to repair, restore or replace such destroyed, damaged or taken

Subject Assets, Seller shall at the Closing (a) assign to the Company Seller’s right to receive all insurance or condemnation proceeds, awards or payments owed to Seller by reason of such destruction or taking, less any reasonable costs and expenses incurred by Seller in collecting same or in connection with such proceedings or the threat thereof, and (b) pay to the Company all insurance or condemnation proceeds, awards or payments theretofore paid to Seller by reason of such destruction, damage or taking, less any reasonable costs and expenses incurred by Seller in collecting same or in connection with such proceedings or the threat thereof.

Section 7.10 Guaranty. On even date herewith, PVA delivered Seller that certain Guaranty dated of even date herewith duly executed by PVA (the “Guaranty”).

Section 7.11 Alpha Hunter Drilling ROFO Agreement. At Closing, Buyer shall deliver to Seller an agreement substantially in the form attached hereto as Exhibit 7.11 (the “Alpha Hunter Drilling ROFO Agreement”).

Section 7.12 Replacement of Bond. At the Closing, Buyer shall post, or cause to be posted, a bond with the Railroad Commission of Texas (the “TRCC”) in such form and an amount, as approved by the TRCC, in compliance with Rule 3.1(a)(1) of the TRRC Rules and Regulations, with respect to the ownership and operation of the Subject Assets.

Section 7.13 PVA Offerings and Financing. If, between the date hereof and the Closing, PVA commences one or more offerings (whether by public or private sale) of any capital stock of PVA (any such equity offering, a “PVA Equity Offering”), Buyer and PVA will timely (i) provide Seller with copies of the registration statement, or offering memorandum (as applicable), any amendments thereto, the prospectus, any prospectus supplements and all other material offering documents relating to the PVA Equity Offering as well as any comment letters from, or responses or other communications with or to, the SEC and (ii) consult with Seller regarding the disclosures therein prior to the finalization thereof. Buyer and PVA shall timely (a) provide Seller with copies of the offering memorandum, any supplements thereto and all other material offering documents relating to the Financing or any private or public debt offering in an aggregate principal amount of not less than Two Hundred Fifty Million and No/100 Dollars ($250,000,000.00) (“PVA Debt Offering”) entered into by PVA, Buyer or their Affiliates in connection with the Closing and the transactions contemplated by this Agreement and (ii) consult with Seller regarding the disclosures therein.

Section 7.14 Registration Rights Agreement. At Closing, if any PVA Stock is to be issued to Seller or its designee as part of the Purchase Price, PVA shall execute and deliver to Seller a registration rights, lock-up and buy-back agreement in the form of Exhibit 7.14 hereto (the “Registration Rights Agreement”).

Section 7.15 Additional Shares Listing Application. PVA will cause all PVA Stock constituting the Stock Portion of the Purchase Price to be listed with the New York Stock Exchange by the Closing.

Section 7.16 Director and Officer Indemnification and Insurance.

(a) Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of the Company, as provided in the certificate of incorporation or bylaws of the Company, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

(b) The Company shall, and Buyer shall cause the Company to maintain in effect for a period of six (6) years after the Closing Date, if available, the current policies of directors’ and officers’ liability insurance maintained by Seller immediately prior to the Closing Date (provided that the Company may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company when compared to the insurance maintained by the Company as of the date hereof).

(c) The obligations of Buyer and the Company under this Section 7.16 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 7.16 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 7.16 applies shall be third-party beneficiaries of this Section 7.16, each of whom may enforce the provisions of this Section 7.16).

(d) If Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and permitted assigns of Buyer or the Company, as the case may be, shall assume all of the obligations set forth in this Section 7.16.

Section 7.17 Seller Marks. Buyer shall obtain no right, title, interest, license or any other right whatsoever to use the word “Magnum Hunter” or any derivative thereof of any trademarks containing or comprising the foregoing, or any trademark confusing similar thereto or dilutive thereof (collectively, the “Seller Marks”). From and after the Closing, Buyer agrees (a) to cease using and to cause the Company to cease using, the Seller Marks in any manner, directly or indirectly, (b) to remove, strike over or otherwise obliterate all Seller Marks from the assets of the Company and from all assets and all other materials owned, possessed or used by the Company within ninety (90) days after the Closing Date, (c) to use commercially reasonable efforts to cause any third parties identified by Seller prior to Closing that use or license Seller Marks in respect of the assets of the Company or on behalf of or with the consent of the Company, to remove, strike over or otherwise obliterate all Seller Marks from all materials owned, possessed or used by such third parties within ninety (90) days after the Closing Date and (d) to change the name of the Company to remove the name “Hunter” and to (i) amend all organizational and governing documents of the Company to reflect such name change within five (5) Business Days after the Closing Date and (ii) file an Organization Report (Form P-5) with the Railroad Commission of Texas within five (5) Business Days after the Closing Date to reflect such name change (it being acknowledged and agreed by the Parties that the Railroad Commission of Texas may not recognize such name change for several months after Buyer files such report with such Governmental Authority). The Parties agree, because damages would be an inadequate remedy, that a Party seeking to enforce this Section 7.17 shall be entitled to seek specific performance and injunctive relief as remedies for any breach thereof in addition to other remedies available at law or in equity.

Section 7.18 Certain Tax Matters.

(a) Seller shall indemnify and hold Buyer and its Affiliates harmless from and against any and all Covered Liabilities attributable to (i) any and all Asset Taxes (or the non-payment thereof) of the Company for all taxable periods ending on or before the Effective Time and the portion through the end of the Effective Time for any taxable period that includes (but does not end as of) the Effective Time and for any other Taxes (or the non-payment thereof) of the Company for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does end on) the Closing Date (including any Taxes attributable to the Excluded Assets, including the assignment, distribution or other disposition thereof); (ii) any and all

Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, (iii) any and all Taxes attributable to, or arising or resulting from the Section 338(h)(10) Elections made pursuant to this Agreement, (iv) without duplication, a breach of any of the representations or warranties contained in Section 3.1(i), and (v) any of the Section 338(h)(10) Elections being invalid or not applying to Company, or its assets as a result of (A) a breach of any representation or warranty contained in Section 3.1(i), or (B) any action or inaction on the part of Seller in connection with the execution and delivery by Seller to Buyer of any of the Section 338(h)(10) Forms; provided, however, Seller shall not be liable for any Taxes attributable to actions taken by Buyer or the Company on the Closing Date and after the Closing that are both not in the ordinary course of business and not provided for in, or contemplated by, this Agreement.

(b) Buyer shall indemnify and hold Seller and its Affiliates harmless from and against all Asset Taxes (or the non-payment thereof) relating to the Company for all taxable periods that are not Pre-Effective Tax Periods, and for all other Taxes (or the non-payment thereof) relating to the Company for all taxable periods that are not Pre-Effective Tax Periods including for the portion beginning immediately after the Closing Date of any taxable period that includes (but does not end on) the Closing Date and for any Taxes attributable to actions taken by Buyer or the Company on the Closing Date and after the Closing that are both not in the ordinary course of business and not provided for in, or contemplated by, this Agreement; provided, however, that Buyer shall not have any obligation to indemnify or hold Seller or its Affiliates harmless from and against any Asset Taxes that were included in the final calculation of Net Cash Flow in connection with the Final Adjustment Statement or that were otherwise included as an adjustment in the Final Adjustment Statement.

(c) The indemnification obligations of the Parties contained in this Section 7.18 are separate and apart from the obligations of the Parties contained in ARTICLE XII and are not subject to any limitations on the amount of indemnification contained in ARTICLE XII, provided that in no event shall a Party be liable to make multiple payments of the same Covered Liabilities under both Section 7.18 and ARTICLE XII. In the event of a conflict between the provisions of this Section 7.18 and any other provision of this Agreement, the provisions of this Section 7.18 shall control.

(d) For purposes of this Agreement, in the case of any taxable period (other than with respect to a Tax Return described in, and covered by, Section 7.18(f)(i)) of the Company that includes but does not end as of the Effective Time with respect to Asset Taxes or that includes but does not end on the Closing Date with respect to all other Taxes (a “Straddle Period”), as applicable, the amount of any Taxes of the Company for the portion of such Straddle Period through the Effective Time (with respect to Asset Taxes) or through the end of the Closing Date (with respect to other Taxes), as the case may be, shall (i) in the case of Taxes other than Taxes described in subparagraph (ii) below, be determined based on an interim closing of the books as of the Effective Time (with respect to Asset Taxes) or as of the end of the Closing Date (with respect to other Taxes), as the case may be; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated on a per diem basis, and (ii) in the case of any property, ad valorem or similar Taxes imposed on a periodic basis, be allocated between Seller and Buyer on a per diem basis with Seller being responsible for all such Taxes through December 31, 2012 and Buyer being responsible for all such Taxes from and after January 1, 2013.

(e)

(i) Buyer and Seller shall timely make a joint election under Section 338(h)(10) of the Code (and any corresponding election available under applicable state Law) with respect to the purchase and sale of the Shares pursuant to this Agreement

(each, a “Section 338(h)(10) Election”). On or before the Closing, Buyer and Seller shall cause to be prepared IRS Form 8023, any corresponding forms under comparable provisions of applicable state or local Law, and any required schedules thereto, and at or prior to the Closing, Buyer and Seller shall execute all of such forms and such forms and any required schedules thereto shall be delivered to Buyer and Seller. Buyer shall timely file executed copies of such forms and any required schedules thereto with the proper Taxing Authorities and shall provide copies of each such form and written evidence of the filing thereof to Seller. Seller shall cause any income, gain, loss or deduction resulting from the Section 338(h)(10) Elections to be included in the applicable consolidated federal income Tax Return of the Seller Affiliated Group (and to be included in the any applicable consolidated, combined, affiliated or unitary income and/or franchise Tax Return of any foreign, state or local taxing jurisdiction that requires or permits consolidated, combined, affiliated or unitary income and/or franchise Tax Returns of an applicable group or groups of taxable entities which includes or include the Company and one or more members of the Seller Affiliated Group) to the extent required by applicable Law.

(ii) As soon as reasonably practicable following the Closing, Buyer and Seller shall consult with each other with respect to the allocation of the Aggregate Deemed Sales Price and Adjusted Grossed-up Basis (as each such term is defined under applicable Treasury Regulations) and the allocation of such Aggregate Deemed Sales Price and Adjusted Grossed-up Basis among the Subject Assets of the Company. Such allocation shall be consistent with and shall reflect the Allocated Values determined pursuant to Section 5.2(b). If Buyer and Seller mutually agree upon such allocation, (i) each of Seller and Buyer and their respective Affiliates shall report and file Tax Returns (including, but not limited to, IRS Form 8883), and shall act, in all respects and for all Tax purposes consistent with such mutually agreed upon allocation, and (ii) neither Seller nor Buyer shall, or shall cause or permit their respective Affiliates to, take any position (whether in audits, Tax Returns, or otherwise) which is inconsistent with such mutually agreed upon allocation; provided, however, that nothing contained herein shall prevent a Party from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of such allocation, and no Party shall be required to litigate any proposed deficiency or adjustment by any Governmental Authority challenging such allocation. Seller and Buyer shall cooperate on any revisions to the allocation determined pursuant to this Section 7.18(e)(ii), including reporting any matters that require updating (including adjustments to the Purchase Price pursuant to Section 2.5 and Section 2.6 hereof) to be consistent with such allocation.

(f)

(i) Seller shall cause the Company to be included in the consolidated federal income Tax Returns of the Seller Affiliated Group (and will cause the Company to be included in the consolidated, combined, affiliated or unitary income and/or franchise Tax Returns of any foreign, state or local taxing jurisdiction that requires or permits consolidated, combined, affiliated or unitary income and/or franchise Tax Returns of an applicable group or groups of taxable entities which includes or include the Company and one or more members of the Seller Affiliated Group) for all periods or portions thereof ending on or before the Closing Date. Seller shall also cause Company to file all Tax Returns required to be filed by the Company on or before the Closing Date. Seller has caused or will cause to be paid to the appropriate Taxing Authority the amount of Taxes shown to be due on each Tax Return covered by this Section 7.18(f)(i) or which are otherwise due and payable by the Company prior to the Closing Date.

(ii) Except in the case of any Tax Return covered by Section 7.18(f)(i), Seller shall cause to be prepared, in a manner consistent with prior practice, all Tax Returns required to be filed by the Company for periods ending on or before the Closing Date (including any short-period Tax Return ending on the Closing Date) which are required to be filed by the Company after the Closing Date or for Straddle Periods for which the Tax Return is due before the Closing Date, provided, however, that Seller shall provide Buyer with at least a 15-day (or, in the case of income Tax Returns, 30-day) period prior to the due date (including any extensions) for filing any such Tax Return to review and comment on such Tax Return prior to the filing of such Tax Return.

(iii) Except in the case of any Tax Return covered by Section 7.18(f)(i), Buyer shall cause to be prepared at its cost and expense, each Tax Return required to be filed by Company for a Straddle Period which is due after the Closing Date and shall determine in accordance with Section 7.18(d) the amount of Tax due with respect to the relevant Pre-Effective Tax Period; provided, however, that Buyer shall provide Seller with at least a 15-day (or, in the case of income Tax Returns, 30-day) period prior to the due date (including any extensions) for filing any such Tax Return to review and comment on such Tax Return and determination prior to the filing of such Tax Return. Seller shall pay to Buyer its allocable portion, as determined under Section 7.18(d), of the amount of Taxes shown to be due on each Tax Return covered by this Section 7.18(f)(iii) prior to the filing by the Company, net of all deposits, or estimated payments of such Taxes previously made by the Company. To the extent the amount of Taxes shown to be due on each Tax Return determined under this Section 7.18(f)(iii) is adjusted under Section 7.18(f)(iv), any adjustment that results in an increase in Taxes for such Tax Return will be promptly paid to Buyer by Seller, and any adjustment that results in a decrease in Taxes for such Tax Return will be promptly paid to Seller by Buyer.

(iv) Buyer and Seller shall attempt in good faith to reach agreement with respect to any issue resulting from any review of a Tax Return or determination described in Section 7.18(f)(ii) or Section 7.18(f)(iii). Should Buyer and Seller fail to reach such an agreement within 15 days after delivery of such Tax Return and, if applicable such determination, a determination with respect to the disputed issues shall be made by the Independent Accounting Firm, whose decision shall be final and binding upon the Parties. If the Independent Accounting Firm is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Buyer and the Taxes (if any) payable by Seller to Buyer prior to the filing of the Tax Return shall be based on Buyer’s determination; provided that, after the Independent Accounting Firm’s resolution, Buyer shall pay to Seller or Seller shall pay to Buyer, as applicable, any amount due the other Party based on the Independent Accounting Firm’s resolution. The costs, fees and expenses of the Independent Accounting Firm shall be borne equally by Buyer and Seller.

(g) Each of Buyer and Seller shall, and shall cause their respective Affiliates to, cooperate fully, as and to the extent reasonably requested by such other Party, in connection with the filing of Tax Returns with respect to the Company and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the request of the other Party) the provision of records and information that are reasonably relevant to any such Tax Returns or audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller shall, and shall cause their respective Affiliates, (i) to retain all books and records with respect to Tax matters relating to the Company for any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give such other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if such other Party so requests, Buyer or Seller shall, and shall cause its Affiliates to, allow such Party to take possession of such books and records. Buyer and Seller further agree, upon request, to use, and to cause their respective Affiliates to use, their respective commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to any of the transactions contemplated by this Agreement). Any information obtained under this Section 7.18(g) or under any other section hereof providing for the sharing of information or review of any Tax Return will be kept confidential by the Parties; provided that such information may be provided to a Party’s Affiliates, professional advisors, applicable Taxing Authorities, or as may be required by Law or applicable stock exchange.

(h) Buyer shall not file, or permit the Company or any of Buyer’s Affiliates to file, any amended Tax Return or claim for refund with respect to the Company for any Pre-Effective Tax Period without the prior written consent of Seller.

(i) The amount of any refund of any Tax received by Seller, Buyer, the Company or any of their respective Affiliates and attributable to any Pre-Effective Tax Period of the Company shall be for the account of Seller. The amount of any refund of any Tax received by Seller, Buyer, Company or any of their respective Affiliates and attributable to any period of the Company that is not a Pre-Effective Tax Period of the Company shall be for the account of Buyer. In the case of a Straddle Period of Company, the amount of any refund received by Seller, Buyer, the Company or any of their respective Affiliates shall be apportioned between Seller and Buyer in accordance with Section 7.18(d). The amount of any such refund (including any interest thereon) owing to Seller or Buyer, as applicable, as provided in this Section 7.18(i) shall be paid by Buyer or Seller, as applicable, within fifteen (15) days after such refund is received, credited or applied as an offset. Notwithstanding the foregoing provisions of this Section 7.18(i), to the extent all or any portion of any such refund is reflected in the computation of the Net Cash Flow, such refund or portion thereof shall be for the account of Buyer.

(j) All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest), if any, incurred in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne by Buyer. Seller and Buyer agree to use their commercially reasonable efforts to mitigate, reduce or eliminate any Transfer Taxes, and to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Taxes, that could be imposed on Seller or Buyer under applicable Law as a result of the consummation of the transactions contemplated by this Agreement. Seller and Buyer shall cooperate with one another in the preparation of any necessary Tax Returns and other related documentation with respect to Transfer Taxes (including any exemption certificates and forms) as each may request to establish an exemption from (or otherwise reduce) or make a report with respect to Transfer Taxes.

(k) Any and all Tax allocation agreements, Tax sharing agreements, Tax indemnity agreements, intercompany agreements or other similar contracts or arrangements between the Company, on the one hand, and Seller or any of Seller’s Affiliates (other than the Company), on the other hand, and relating to any Tax matters shall be terminated with respect to the Company as of the Closing Date without liability to the Company, and after the Closing Date, the Company will have no further liabilities thereunder, and any such agreements, contracts or arrangements will have no further force or effect whatsoever for any taxable period (whether past, current, or future taxable periods).

(l) Seller and Buyer agree to treat any indemnity payment made pursuant to this Agreement as an adjustment to the Purchase Price for Tax purposes unless otherwise required by Law.

(m) Notwithstanding any provision of this Agreement to the contrary, each of Seller’s and Buyer’s representations, warranties, covenants, agreements, rights and obligations with respect to any Tax covered by this Agreement shall survive the Closing and shall not terminate until sixty (60) calendar days after the expiration of all statutes of limitations (including any and all extensions thereof) applicable to such Tax or the assessment thereof.

(n) If a Claim shall be made by any Taxing Authority or Indemnified Person with respect to Taxes, which, if successful, might result in an indemnity payment pursuant to this Section 7.18, Buyer or Seller, as the case may be, shall promptly notify the other upon receipt of notice of such Claim. Seller shall be entitled to participate at its expense in the defense of and, at its sole option, take control of the complete defense or prosecution of, any Tax audit or administrative or court proceeding relating to Taxes for which Seller is solely liable pursuant to this Section 7.18 and with respect to which Seller has acknowledged such liability in writing, including any settlement or other disposition thereof, and to employ counsel of its choice at its expense. Buyer shall take or cause to be taken such action in connection with any such Tax audit or administrative or court proceeding as Seller shall reasonably request from time to time, including the retention of counsel and experts as designated by, and at the expense of, Seller and the execution of powers of attorney or other documentation necessary to evidence that Seller and its representatives are authorized to represent the Company and take such actions on behalf of the Company as Seller may determine with respect to such Tax audit or administrative or court proceeding, including responding (in writing or otherwise) to any audit inquiry from any Taxing Authority, attending and conducting interviews, meetings, discussions and negotiations with any Taxing Authority, negotiating and concluding compromises, agreements and settlements with any Taxing Authority, lodging requests for ruling, opinions or determinations with any Taxing Authority or lodging or instituting objections, applications, appeals and other litigations with any Taxing Authority, tribunal or court; provided, however, that in controlling the conduct of such audit or assessment, the Seller shall: (i) keep Buyer reasonably informed regarding the status and progress of such Tax audit or administrative or court proceeding; and (ii) provide to Buyer drafts of any correspondence to any Taxing Authority and consider in good faith any comments of Buyer (or its advisors) on the correspondence. No Party may agree to settle any claim for Taxes for which the other may be liable without the prior consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

(o) In the case of a Claim for Taxes by a Taxing Authority (other than Taxes arising from a consolidated, combined or unitary Tax Return) with respect to a Straddle Period for which both Seller and Buyer potentially have liability determined based upon Section 7.18(d), (i) Seller and Buyer shall jointly control the conduct of any defense or prosecution of, any Tax audit or administrative or court proceeding relating to such Claim, (ii) each Party shall bear its own costs and expenses incurred in connection with such proceeding and (iii) neither Party shall, or shall cause its Affiliates to, enter into a settlement with respect to such proceeding or prosecute such proceeding to a determination in a court or other tribunal of initial or appellate jurisdiction, without the consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that if the Parties are unable to mutually agree on whether to settle such a Claim for a Straddle Period after working in good faith to reach agreement, then the Party that objects to such settlement may assume the prosecution or defense of the claim at its own expense, and the Party advocating settlement shall not be liable for any amount in excess of the amount that would have been paid by such party had the Claim been settled on the available settlement terms.

Notwithstanding anything in this Section 7.18(o) to the contrary, Parent shall retain sole control of any claims by a Taxing Authority that relate to a Tax Return described in Section 7.18(f)(i).

Section 7.19 Financial Statements.

(a) If the pricing of the PVA Debt Offering occurs before May 1, 2013, Seller shall use its commercially reasonable efforts to, as promptly as reasonably practicable after the Closing Date, (A) deliver, or cause to be delivered, to Buyer and PVA unaudited statements of revenues and direct operating expenses of the Company relating to the Subject Assets for the three months ended March 31, 2013 together with such statements for the comparative period ended March 31, 2012 prepared in accordance with GAAP, together with a confirmation by Hein that they have completed their Statement of Auditing Standards 100 review (the “Seller Unaudited Financial Statements”), (B) assist Hein in the completion of a Statement of Auditing Standards 100 review of the Seller Unaudited Financial Statements prior to the delivery thereof, and (C) execute and deliver management representation letters, in form and substance reasonably satisfactory to Hein, in connection with Hein’s review of the Seller Unaudited Financial Statements.

(b) If the pricing of the PVA Debt Offering does not occur before May 1, 2013, then Seller shall use its commercially reasonable efforts to comply with the requirements of Section 7.19(a) by May 1, 2013.

Section 7.20 Termination of Seitel Data Exchange Agreement. The Parties acknowledge and agree that immediately prior to the Closing on the Closing Date Seller shall (a) deliver written notice to Seitel Data, Ltd. terminating that certain Data Exchange Agreement dated November 30, 2012, by and between Seitel Data, Ltd., Hunt Oil Company, Marubeni Eagle Ford LP and the Company, which termination shall be effective as of the Closing and (b) return to Seitel Data, Ltd. all data and information required to be returned to Seitel Data, Ltd. pursuant to the terms of such agreement.

ARTICLE VIII

CLOSING CONDITIONS

Section 8.1 Seller’s Closing Conditions. The obligation of Seller to proceed with the Closing is subject, at the option of Seller, to the satisfaction on or prior to the Closing Date of all of the following conditions:

(a) Representations, Warranties, Covenants and Agreements. The (i) representations and warranties of Buyer and PVA contained in Section 3.3 and Section 3.4 hereof and any such representations and warranties in the Guaranty and the Deposit Escrow Agreement shall be true and correct in all material respects (and in all respects, in the case of representations and warranties which are qualified by materiality) on and as of the Closing Date as though made as of the Closing Date (except that the representations and warranties contained in paragraphs (h) through (o) of Section 3.4 need not be true if PVA Stock will not be received by Seller at the Closing pursuant to ARTICLE II), and (ii) covenants and agreements of Buyer and PVA to be performed on or before the Closing Date in accordance with this Agreement, and any covenants and agreements to be performed on or before the Closing Date in the Guaranty and the Deposit Escrow Agreement, shall have been duly performed in all material respects.

(b) Officer’s Certificate. Seller shall have received certificates dated as of the Closing Date, executed by a duly authorized officer of Buyer and by a duly authorized officer of PVA, to the effect that the conditions set forth in paragraph (a) of this Section 8.1 have been satisfied.

(c) Closing Deliveries. On or prior to the Closing Date, Buyer and PVA shall have delivered, or be standing ready to deliver at Closing, all agreements, instruments and other documents or items required to be delivered by Buyer and PVA pursuant to Section 9.3.

(d) No Action. On the Closing Date, no material Action (excluding any such matter initiated by Seller or any of its Affiliates) shall be pending or threatened before any Governmental Authority of competent jurisdiction seeking to enjoin or restrain the consummation of the Closing or recover damages from Seller resulting therefrom.

(e) Adjustments. The sum of the (i) reduction in the Purchase Price on account of the aggregate amount of all undisputed Title Defect Amounts, (ii) aggregate amount of Title Defect Amounts claimed by Buyer with respect to unresolved Deferred Adjustment Claims, (iii) reduction in the Purchase Price on account of the aggregate amount of all undisputed Environmental Defect Amounts pursuant to Section 6.5 and the exclusion of Environmental Defect Properties pursuant to Section 6.7 and (iv) aggregate amount of Environmental Defect Amounts claimed by Buyer with respect to unresolved Deferred Environmental Adjustment Claims, shall not exceed Sixty Million and No/100 Dollars ($60,000,000.00).

(f) No PVA Material Adverse Condition. No PVA Material Adverse Condition shall have occurred and be continuing; provided, however, that this condition need not be satisfied if PVA Stock will not be received by Seller at the Closing pursuant to ARTICLE II.

(g) Replacement or Substitute Bond. Buyer shall have posted bond with the TRCC as required by Section 7.12 hereof.

Section 8.2 Buyer’s Closing Conditions. The obligation of Buyer to proceed with the Closing is subject, at the option of Buyer, to the satisfaction on or prior to the Closing Date of all of the following conditions:

(a) Representations, Warranties, Covenants and Agreements. The (i) representations and warranties of Seller contained in Section 3.1 and Section 3.2 shall be true and correct in all material respects (and in all respects, in the case of representations and warranties which are qualified by materiality or Material Adverse Effect) on and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be deemed to refer to such earlier date referenced in such representation and warranty) with the schedules to this Agreement amended and supplemented in accordance with Section 7.8, and (ii) covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.

(b) Officer’s Certificate. Buyer shall have received a certificate dated as of the Closing Date, executed by a duly authorized officer of Seller, to the effect that the conditions set forth in paragraph (a) of this Section 8.2 have been satisfied.

(c) Resignations. Buyer shall have received written resignations, effective as of the Closing Date, of the officers and directors of the Company.

(d) Closing Deliveries. On or prior to the Closing Date, Seller shall have delivered, or be standing ready to deliver at Closing, all agreements, instruments and other documents or items required to be delivered by Seller pursuant to Section 9.2.

(e) [Reserved].

(f) No Action. On the Closing Date, no material Action (excluding any such matter initiated by Buyer or any of its Affiliates) shall be pending or threatened before any Governmental Authority of competent jurisdiction seeking to enjoin or restrain the consummation of the Closing or recover damages from Buyer resulting therefrom.

(g) Adjustments. The sum of the (i) reduction in the Purchase Price on account of the aggregate amount of all undisputed Title Defect Amounts, (ii) aggregate amount of Title Defect Amounts claimed by Buyer with respect to unresolved Deferred Adjustment Claims, (iii) reduction in the Purchase Price on account of the aggregate amount of all undisputed Environmental Defect Amounts pursuant to Section 6.5 and the exclusion of Environmental Defect Properties pursuant to Section 6.7 and (iv) aggregate amount of Environmental Defect Amounts claimed by Buyer with respect to unresolved Deferred Environmental Adjustment Claims, shall not exceed Sixty Million and No/100 Dollars ($60,000,000.00).

(h) Release of Subsidiary Guaranty and Liens. The Company shall have been released as a guarantor under any instrument governing the terms of Seller’s debt instruments and all Liens on the Subject Assets or the equity interests of the Company securing the indebtedness owed by Seller under the Credit Agreement shall have been released.

ARTICLE IX

CLOSING

Section 9.1 Closing. The Closing shall be held on May 2, 2013, or such other date as may be mutually agreed to by Seller and Buyer (the “Closing Date”), at 10:00 A.M., Central Time, at the offices of Fulbright & Jaworski L.L.P., Fulbright Tower, 1301 McKinney, Suite 5100, Houston, Texas 77010, or at such other time or place as Seller and Buyer may otherwise agree in writing; provided, however, and subject to Seller’s closing conditions in Section 8.1(a), (b), (c) and (f) (excluding Buyer’s obligation to pay the Cash Portion of the Purchase Price and/or delivering the Stock Portion of the Purchase Price) having been satisfied on May 2, 2013 or PVA and Buyer standing ready to satisfy all such closing conditions on May 2, 2013 and providing Seller with an officer’s certificate to such effect: (i) if the PVA Debt Offering prices but does not close prior to May 1, 2013, the Closing Date shall be the date that is the later of (x) four (4) Business Days after the PVA Debt Offering priced and (y) May 2, 2013; and (ii) if the PVA Debt Offering does not price prior to May 1, 2013, the Closing Date shall be automatically extended to the earlier of (A) the date that is four (4) Business Days after the date on which the PVA Debt Offering prices or (B) May 17, 2013.

Section 9.2 Seller’s Closing Obligations. At Closing, Seller shall execute and deliver to Buyer the following:

(a) stock certificates evidencing the Shares, free and clear of all Liens, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto;

(b) a certificate of non-foreign status as described in Treasury Regulations § 1.1445-2(b)(2), substantially in the form attached hereto as Exhibit 9.2(b);

(c) the officer’s certificate referred to in Section 8.2(b);

(d) a transition services agreement substantially in the form attached hereto as Exhibit 9.2(d) (the “Transition Agreement”);

(e) a properly completed IRS Form 8023, jointly executed by an authorized person for Seller and an authorized person for Buyer;

(f) the Registration Rights Agreement, if at Closing any PVA Stock is to be issued to Seller or its designee as part of the Purchase Price;

(g) evidence to the effect that the Company shall have been released as a guarantor under any instrument governing the terms of Seller’s debt instruments and evidence to the effect that the Liens relating to the Subject Assets or the equity of the Company securing the indebtedness owed by Seller under the Credit Agreement have been released; and

(h) any other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered by Seller to Buyer at the Closing.

Section 9.3 Buyer’s and PVA’s Closing Obligations. At Closing, Buyer and PVA shall

(a) pay the Cash Portion of the Purchase Price (as it may have been adjusted at the time of Closing) by wire transfer of immediately available funds and as otherwise described in ARTICLE II;

(b) issue and deliver the Stock Portion of the Purchase Price as described in ARTICLE II; and

(c) execute and deliver, or cause to be executed and delivered, to Seller the following:

(i) the Transition Agreement;

(ii) the officer’s certificate of Buyer referred to in Section 8.1(b);

(iii) a properly completed IRS Form 8023, jointly executed by an authorized person for Buyer and an authorized person for Seller;

(iv) the Registration Rights Agreement, if at Closing any PVA Stock is to be issued to Seller or its designee as part of the Purchase Price;

(v) the replacement or substitute bond referred to in Section 8.1(g);

(vi) the Alpha Hunter Drilling ROFO Agreement referred to in Section 7.11; and

(vii) any other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered by Buyer to Seller at the Closing.

ARTICLE X

EFFECT OF CLOSING

Section 10.1 Revenues and Expenses. Subject to and except as otherwise provided in Article XII, after Closing, (A) Seller shall be responsible for and required to pay all costs and expenses and shall be entitled to receive all revenues, proceeds and benefits attributable to the Subject Assets with respect to any period prior to the Effective Time and (B) Buyer shall be responsible for and required to pay all costs and expenses (including capital expenditures and Asset Taxes but excluding other Taxes) and shall be entitled to receive all revenues, proceeds and benefits attributable to the Subject Assets with respect to any period of time from and after the Effective Time, except to the extent any such items were credited to Buyer in calculating the Adjusted Cash Portion of the Purchase Price pursuant to Section 2.5 or Section 2.6; provided, however, that to the extent Seller or any of its Affiliates pay any direct costs or expenses (including capital expenditures) attributable to the ownership, exploration, maintenance, development, production and operation of the Subject Assets which Seller or any of its Affiliates (i) incurred with respect to the Adjustment Period and (ii) paid after Closing, Buyer shall pay (or cause the Company to pay) Seller the amount of such costs and expenses within five (5) Business Days after receiving a written invoice therefor together with documentation reasonably necessary to substantiate the invoiced amount. Seller shall be entitled to receive all revenues, proceeds and benefits attributable to the Excluded Assets.

Section 10.2 Payments. If monies are received by a Party which, under the terms of this ARTICLE X, belong to any other Party, the same shall immediately be paid over to the proper Party.

Section 10.3 Survival. No representation, warranty, covenant or agreement made herein shall survive the Closing except as provided in this Section 10.3. Each representation, warranty, covenant and agreement made herein shall terminate and cease to be of further force and effect as of the Closing or such later date after Closing as is expressly stipulated in this Section 10.3 for the survival thereof. Following the Closing or such later date stipulated in this Section 10.3 for the survival thereof, such representation, warranty, covenant or agreement shall not form the basis for or give rise to any claim, demand, cause of action, counterclaim, defense, damage, indemnity, obligation or liability which is asserted, claimed, made or filed following the Closing or such later date stipulated in this Section 10.3 for survival. It is expressly agreed that the terms and provisions of (a) ARTICLE III shall survive the Closing until February 28, 2014, except that (i) Section 3.1(i) shall survive the Closing until sixty (60) days following the expiration of the applicable statutes of limitations (including extensions) for the subject Taxes and (ii) Seller’s representations and warranties set forth set forth in Section 3.1(a), Section 3.1(b), Section 3.2(a), Section 3.2(b), Section 3.2(c) and Section 3.2(h) (the “Fundamental Representations”) and Buyer and PVA’s representations and warranties set forth in Section 3.3(a), Section 3.3(b), Section 3.3(c), Section 3.3(g), Section 3.4(a), Section 3.4(b), Section 3.4(c) and Section 3.4(g) shall, in each case, survive the Closing indefinitely, and (b) Section 2.5, Section 2.6, Section 3.1(m), Section 4.2, Section 7.3, Section 7.4, Section 7.5, Section 7.6, Section 7.8, Section 7.10, Section 7.11, Section 7.12, Section 7.14, Section 7.15, Section 7.16, Section 7.17, Section 7.18, Section 7.19(a), ARTICLE V, ARTICLE VI, ARTICLE X, ARTICLE XI, ARTICLE XII, ARTICLE XIV, and Buyer’s indemnity and hold harmless of the Seller Indemnified Parties under Section 4.1, shall survive the Closing indefinitely or for such shorter period of time as may be stipulated in such provisions. In addition, the definitions set forth in Appendix A to this Agreement which are used in the representations, warranties, covenants and agreements which survive the Closing pursuant to this Section 10.3 shall survive the Closing to the extent necessary to give operative effect to such surviving representations, warranties, covenants and agreements.

ARTICLE XI

LIMITATIONS

Section 11.1 Disclaimer of Warranties. NOTWITHSTANDING ANYTHING CONTAINED TO THE CONTRARY IN ANY OTHER PROVISION OF THIS AGREEMENT, IT IS THE EXPLICIT INTENT OF EACH PARTY THAT SELLER IS NOT MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, BEYOND THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY GIVEN IN THIS AGREEMENT, AND IT IS UNDERSTOOD THAT, WITHOUT LIMITING SUCH EXPRESS REPRESENTATIONS

AND WARRANTIES, SELLER’S INTEREST IN THE COMPANY AND THE ASSETS OF THE COMPANY ARE BEING TRANSFERRED AS IS AND WHERE IS AND WITH ALL FAULTS. WITHOUT LIMITING THE GENERALITY OF THE IMMEDIATELY PRECEDING SENTENCE, SELLER HEREBY (A) EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE, RELATING TO (I) THE CONDITION OF THE SUBJECT ASSETS (INCLUDING, WITHOUT LIMITATION, ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, OR THE PRESENCE OR ABSENCE OF ANY HAZARDOUS MATERIALS IN OR ON, OR DISPOSED OF OR DISCHARGED FROM, THE SUBJECT ASSETS) OR (II) ANY INFRINGEMENT BY SELLER OR ANY OF ITS AFFILIATES OF ANY PATENT OR PROPRIETARY RIGHT OF ANY PERSON; AND (B) NEGATES ANY RIGHTS OF BUYER OR PVA UNDER STATUTES TO CLAIM DIMINUTION OF CONSIDERATION AND ANY CLAIMS BY BUYER OR PVA FOR DAMAGES BECAUSE OF DEFECTS, WHETHER KNOWN OR UNKNOWN, IT BEING THE INTENTION OF SELLER, BUYER AND PVA THAT SELLER’S INTEREST IN THE COMPANY AND THE ASSETS OF THE COMPANY ARE BEING TRANSFERRED TO AND ACCEPTED BY BUYER IN THEIR PRESENT CONDITION AND STATE OF REPAIR.

Section 11.2 Damages. NOTWITHSTANDING ANYTHING CONTAINED TO THE CONTRARY IN ANY OTHER PROVISION OF THIS AGREEMENT, SELLER, BUYER AND PVA AGREE THAT, EXCEPT FOR THE AMOUNT SPECIFICALLY STIPULATED IN SECTION 13.2, THE RECOVERY BY ANY PARTY OF ANY DAMAGES SUFFERED OR INCURRED BY IT AS A RESULT OF ANY BREACH BY ANOTHER PARTY OF ANY OF ITS REPRESENTATIONS, WARRANTIES OR OBLIGATIONS UNDER THIS AGREEMENT SHALL BE LIMITED TO THE ACTUAL DAMAGES SUFFERED OR INCURRED BY THE NON-BREACHING PARTY (AND THE INDEMNIFIED PERSONS TO WHICH SUCH OBLIGATIONS MAY EXTEND UNDER THE EXPRESS TERMS HEREOF) AS A RESULT OF THE BREACH BY THE BREACHING PARTY OF ITS REPRESENTATIONS, WARRANTIES OR OBLIGATIONS HEREUNDER AND IN NO EVENT SHALL THE BREACHING PARTY BE LIABLE TO THE NON-BREACHING PARTY OR ANY INDEMNIFIED PERSON FOR ANY INDIRECT, CONSEQUENTIAL, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES (INCLUDING ANY DAMAGES ON ACCOUNT OF LOST PROFITS OR OPPORTUNITIES, BUSINESS INTERRUPTION OR LOST OR DELAYED PRODUCTION) SUFFERED OR INCURRED BY THE NON-BREACHING PARTY OR ANY INDEMNIFIED PERSON AS A RESULT OF THE BREACH BY THE BREACHING PARTY OF ANY OF ITS REPRESENTATIONS, WARRANTIES OR OBLIGATIONS HEREUNDER. For purposes of the foregoing, actual damages may, however, include indirect, consequential, special, exemplary or punitive damages to the extent (i) the injuries or losses resulting in or giving rise to such damages are incurred or suffered by a Person which is not a Seller Indemnified Party, a Buyer Indemnified Party or an Affiliate of any of the foregoing and (ii) such damages are recovered against an Indemnified Person by a Person which is not a Seller Indemnified Party, a Buyer Indemnified Party or an Affiliate of any of the foregoing. This Section 11.2 shall operate only to limit a Party’s liability and shall not operate to increase or expand any contractual obligation of a Party or cause any contractual obligation of a Party to survive longer than provided in Section 10.3.

ARTICLE XII

ASSUMPTION AND INDEMNIFICATION

Section 12.1 Indemnification By Buyer. FROM AND AFTER THE CLOSING, BUYER SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS THE SELLER INDEMNIFIED PARTIES FROM AND AGAINST ANY AND ALL (A) COMPANY LIABILITIES INCURRED BY OR ASSERTED AGAINST ANY OF THE SELLER INDEMNIFIED PARTIES, INCLUDING ANY COMPANY LIABILITY BASED ON NEGLIGENCE, GROSS NEGLIGENCE OR STRICT LIABILITY OF THE COMPANY OR ANY SELLER INDEMNIFIED PARTY OR ANY OTHER THEORY OF LIABILITY, WHETHER IN LAW (WHETHER COMMON OR STATUTORY) OR EQUITY, (B) SUBJECT TO THE LIMITATIONS OF SECTION 10.3 AND ARTICLE XI, COVERED LIABILITIES RESULTING FROM ANY MISREPRESENTATION, BREACH OF WARRANTY OR NONFULFILLMENT OF ANY COVENANT OR AGREEMENT ON THE PART OF BUYER OR PVA HEREUNDER (EXCEPT THAT IN THE EVENT THAT SELLER DOES NOT RECEIVE PVA STOCK PURSUANT TO THIS AGREEMENT, BUYER SHALL HAVE NO OBLIGATION TO INDEMNIFY, DEFEND OR HOLD HARMLESS THE SELLER INDEMNIFIED PARTIES FROM AND AGAINST COVERED LIABILITIES RESULTING FROM A BREACH OF ANY OF THE REPRESENTATIONS AND WARRANTIES SET FORTH IN PARAGRAPHS (h) THROUGH (o) OF SECTION 3.4) AND (C) COVERED LIABILITIES RESULTING FROM ANY ORAL OR WRITTEN STATEMENT MADE IN CONNECTION WITH ANY DEBT OR EQUITY OFFERING BY PVA OR ANY OF ITS AFFILIATES, EXCEPT TO THE EXTENT SUCH COVERED LIABILITIES RESULT FROM THE SELLER FINANCIAL STATEMENTS FURNISHED BY SELLER TO BUYER OR PVA IN CONNECTION WITH SUCH DEBT OR EQUITY OFFERING.

Section 12.2 Indemnification By Seller. FROM AND AFTER THE CLOSING, SELLER SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS THE BUYER INDEMNIFIED PARTIES FROM AND AGAINST ANY AND ALL (A) EXCLUDED LIABILITIES AND (B) COVERED LIABILITIES (1) RESULTING FROM EXCLUDED ENVIRONMENTAL DEFECT PROPERTIES UNDER SECTION 6.5 OR SECTION 6.7, (2) SUBJECT TO THE PROVISIONS OF SECTION 10.3, SECTION 12.4, AND ARTICLE XI, RESULTING FROM ANY MISREPRESENTATION, BREACH OF WARRANTY OR NONFULFILLMENT OF ANY COVENANT OR AGREEMENT ON THE PART OF SELLER HEREUNDER AND (3) EXCEPT FOR THE COMPANY LIABILITIES (INCLUDING ENVIRONMENTAL LIABILITIES), TO THE EXTENT ARISING OUT OF OR ATTRIBUTABLE TO THE OWNERSHIP OF THE COMPANY, INCLUDING THE OWNERSHIP, USE, CONSTRUCTION, MAINTENANCE OR OPERATION OF THE SUBJECT ASSETS, PRIOR TO THE EFFECTIVE TIME.

Section 12.3 Indemnification and Defense Procedures. A Person which is entitled to be indemnified under Section 4.1, Section 12.1 or Section 12.2 is herein referred to as an “Indemnified Person” and the Party which is obligated to indemnify an Indemnified Person under Section 4.1, Section 12.1 or Section 12.2 is herein referred to as the “Indemnifying Party” with respect to the matter for which it is obligated to indemnify such Indemnified Person. All claims for indemnification under Section 4.1, Section 12.1 and Section 12.2 shall be asserted and resolved as follows:

(a) If a third party claim for which an Indemnified Person is entitled to indemnity under Section 4.1, Section 12.1 and/or Section 12.2 (an “Indemnified Claim”) is made against an Indemnified Person, and if Buyer or Seller intends to seek indemnity with respect thereto by or from an Indemnifying Party pursuant to Section 4.1, Section 12.1 and/or Section 12.2, then the Party electing to seek indemnity on behalf of such Indemnified Person shall promptly transmit to the Indemnifying Party a written notice (“Claim Notice”) (i) notifying such Indemnifying Party of such Indemnified Claim and requesting indemnity on behalf of such Indemnified Person with respect to such Indemnified Claim under Section 4.1, Section 12.1 and/or Section 12.2, as the case may be, (ii) setting forth the full name, address for all notices and the authorized representatives of such Indemnified Person with respect to such Indemnified Claim, and (iii) describing in reasonable detail the nature of the Indemnified Claim, including a copy of all papers served with respect to such Indemnified Claim (if any) and the basis of such request for indemnification under Section 4.1, Section 12.1 and/or Section 12.2, as the case may be. Failure to provide such Claim Notice promptly shall not affect the right of the Indemnified Person to indemnification hereunder except to the extent the Indemnifying Party is prejudiced thereby; provided that the Indemnifying Party shall not be obligated to defend, indemnify or otherwise hold harmless an Indemnified Person with respect to a third party claim until a Claim Notice meeting the foregoing requirements is furnished to the Indemnifying Party by the Party seeking indemnity hereunder. Within thirty (30) days after receipt of any Claim Notice (the “Election Period”) from a Party, the Indemnifying Party shall notify the Party who sent the Claim Notice (A) whether the Indemnifying Party disputes its potential liability to indemnify the Indemnified Person under Section 4.1, Section 12.1 and/or Section 12.2, as the case may be, with respect to such third party claim and (B) whether the Indemnifying Party desires to defend the Indemnified Person against such third party claim; provided that, if the Indemnifying Party fails to so notify the Party who sent the Claim Notice during the Election Period, the Indemnifying Party shall be deemed to have elected to dispute such liability and not to defend against such third party claim.

(b) If the Indemnifying Party notifies the Party who sent the Claim Notice within the Election Period that the Indemnifying Party (i) does not dispute its liability to indemnify the Indemnified Person under Section 4.1, Section 12.1 and/or Section 12.2, as the case may be, and (ii) elects to assume the defense of such Indemnified Person with respect to such third party claim, then the Indemnifying Party shall have the right to defend, at its sole cost and expense, such third party claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party in accordance with this Section 12.3(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided that the Indemnifying Party shall not enter into any settlement agreement (or settle or compromise any such third party claim in a manner) which provides for or results in any payment by or liability of the Indemnified Person of or for any damages or other amount, any lien, charge or encumbrance on any property of the Indemnified Person, any finding of responsibility or liability on the part of the Indemnified Person or any sanction or restriction upon the conduct of any business by the Indemnified Person without the Indemnified Person’s express written consent, which consent shall not be unreasonably withheld. The Indemnified Person is hereby authorized, at the sole cost and expense of the Indemnifying Party (but only if the Indemnified Person is actually entitled to indemnification hereunder), to file, during the Election Period, any motion, answer or other pleadings which the Indemnified Person shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and not reasonably expected to be prejudicial to the Indemnifying Party. If requested by the Indemnifying Party, the Indemnified Person agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any such third party claim which the Indemnifying Party elects to contest, including the making of any related counterclaim or cross-complaint against any Person (other than a Buyer Indemnified Party, if the Indemnified Person is a Buyer Indemnified Party, or a Seller Indemnified Party, if the Indemnified Person is a Seller Indemnified Party). The Indemnified Person may participate in, but not control, any defense or settlement of any third party claim controlled by the Indemnifying Party pursuant to this Section 12.3(b), and the Indemnified Person shall bear its own costs and expenses with respect to such participation. The prosecution of the defense of a third party claim with reasonable diligence shall include the taking of such action (including the posting of a bond, deposit or other security) as may be necessary to prevent any action to foreclose a lien against or attachment of the property of the Indemnified Person for payment of such third party claim.

(c) If the Indemnifying Party (i) fails to notify the Party who sent the Claim Notice within the Election Period that the Indemnifying Party elects to defend the Indemnified Person pursuant to Section 12.3(b) or (ii) elects to defend the Indemnified Person pursuant to Section 12.3(b) but fails to prosecute the defense of (or to settle) the third party claim with reasonable diligence, then the Indemnified Person shall have the right to defend, at the sole cost and expense of the Indemnifying Party (but only if the Indemnified Person is actually entitled to indemnification hereunder), the third party claim by all appropriate proceedings, which proceedings shall be promptly and vigorously prosecuted by the Indemnified Person to a final conclusion or settled. The Indemnified Person shall have full control of such defense and proceedings; provided, however, that the Indemnified Person may not enter into any compromise or settlement of such third party claim, without the Indemnifying Party’s express written consent, which shall not be unreasonably withheld or delayed. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Person pursuant to this Section 12.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(d) If an Indemnified Person is entitled to indemnity under Section 4.1, Section 12.1 and/or Section 12.2 for a claim or other matter which does not involve a third party claim, and if Buyer or Seller intends to seek indemnity on behalf of an Indemnified Person with respect thereto by or from an Indemnifying Party pursuant to Section 4.1, Section 12.1 and/or Section 12.2, then the Party electing to seek indemnity on behalf of an Indemnified Person shall promptly transmit to the Indemnifying Party a written notice describing in reasonable detail the nature of such claim or other matter, the Indemnified Person’s reasonable estimate of the amount of damages attributable to such claim or other matter and the basis for the Indemnified Person’s entitlement to indemnification under Section 4.1, Section 12.1 and/or Section 12.2, as the case may be. If the Indemnifying Party does not notify the Party who sent such notice within thirty (30) days from its receipt of such notice that the Indemnifying Party does not dispute such claim for indemnity, the Indemnifying Party shall be deemed to have disputed such claims.

Section 12.4 Seller’s General Liability Limitation.

(a) Notwithstanding anything contained to the contrary in this Agreement:

(i) In no event shall Seller’s aggregate liability arising out of or relating to Section 12.2(B)(2) with respect to a breach by Seller of any representation or warranty made by Seller in this Agreement (other than the representation and warranty set forth in Section 3.1(m), Section 3.1(i) or the Fundamental Representations) exceed an amount equal to ten percent (10%) of the Purchase Price; and

(ii) Seller shall not be required to indemnify any Person under Section 12.2(B)(2) with respect to a breach of any representation or warranty made by Seller in this Agreement (other than the representation and warranty set forth in Section 3.1(m), Section 3.1(i) or the Fundamental Representations) unless the aggregate amount which would otherwise be payable by Seller thereunder with respect to all breaches of any such representations and warranties exceeds an amount equal to two and five tenths percent (2.5%) of the Purchase Price (the “Deductible Amount”), and in such event, Seller shall be responsible for only the amount in excess of the Deductible Amount.

(b) Notwithstanding anything herein provided to the contrary but without in any way affecting the obligations of Buyer to notify Seller of a third party claim pursuant to Section 12.3, Seller shall not have any liability to any Person with respect to any Covered Liability pursuant to Section 12.2(B) unless and until Buyer enforces any and all of the rights and remedies that Buyer (or such Buyer Indemnified Party) may have with respect to such Covered Liability against any other Person pursuant to (i) any insurance maintained for the joint account under any operating agreement with respect to the Subject Assets and (ii) any other agreements for insurance, indemnification, guarantee or similar assurances which may be included in the Subject Assets.

Section 12.5 Exclusive Remedy. Seller and Buyer acknowledge and agree that from and after the Closing the indemnification provisions of this ARTICLE XII are the sole and exclusive remedy of Seller and Buyer for the breach of any representation or warranty or nonfulfillment of any covenant or agreement on the part of Seller or Buyer under this Agreement or confirmed in any certificate delivered pursuant hereto, and Seller does hereby release, acquit and forever discharge all Buyer Indemnified Parties and Buyer does hereby release, acquit, and forever discharge all Seller Indemnified Parties from any such other remedies; provided, however, that either Party shall be entitled to pursue all remedies available at Law or in equity (including specific performance and injunctive relief without the necessity of posting bond) for any breach by the other Party of the provisions of Section 4.2(b) or Section 4.2(c), as the case may be.

Section 12.6 Determination of Damages Related to Breach. Notwithstanding anything contained herein to the contrary, for purposes of determining the amount of liabilities associated with a breach of any representation or warranty by any Party hereunder the representations and warranties of such Party shall, for purposes of this ARTICLE XII, be read without giving effect to any materiality, Material Adverse Effect or qualification with a similar meaning in such representation or warranty.

ARTICLE XIII

TERMINATION; REMEDIES

Section 13.1 Termination.

(a) Termination of Agreement. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(i) By the mutual written agreement of Seller, Buyer and PVA;

(ii) If the Closing has not occurred by 5:00 P.M., Central Time, on May 17, 2013 (the “Termination Effective Time”), then (A) by Seller if any condition specified in Section 8.1 has not (1) been satisfied on or before the Termination Effective Time and (2) theretofore been waived by Seller, or (B) by Buyer if any condition specified in Section 8.2 has not (1) been satisfied on or before the Termination Effective Time and (2) theretofore been waived by Buyer; provided, in each case, that the failure to consummate the transactions contemplated hereby on or before such time did not result from the failure by the Party seeking termination of this Agreement to fulfill any undertaking or commitment provided for herein on the part of such Party (or PVA in the case where Buyer is the Party seeking termination of this Agreement) that is required to be fulfilled on or prior to the Closing;

(iii) By Seller, if on the Closing Date (A) Seller is not then in material breach of any provision of this Agreement and (B) either (1) the condition set forth in Section 8.1(f) has not been satisfied or (2) Buyer or PVA shall have breached its representations, warranties, covenants or agreements contained in this Agreement, which breach results in the failure of a condition set forth in Section 8.1(a), Section 8.1(b), Section 8.1(c) or Section 8.1(g);

(iv) By Buyer, if on the Closing Date (A) neither Buyer nor PVA is in material breach of any provision of this Agreement, the Guaranty or the Deposit Escrow Agreement and (B) Seller shall have breached its representations, warranties covenants or agreements contained in this Agreement, which breach results in the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.2(c), Section 8.2(d) or Section 8.2(h); or

(v) By Buyer, if on the Closing Date (A) the PVA Debt Offering did not price prior to May 1, 2013 (or, in those circumstances contemplated by the proviso in Section 9.1, the PVA Debt Offering did not price on or before May 13, 2013) and (B) the Seller Unaudited Financial Statements were not delivered on or prior to May 1, 2013.

(b) Effect of Termination. In the event of termination of this Agreement by Seller, on the one hand, or Buyer, on the other hand, written notice thereof shall forthwith be given by the terminating Party to such other Party, and this Agreement shall thereupon terminate; provided, however, that Section 13.2, ARTICLE XI and ARTICLE XIV shall survive such termination and Buyer and PVA will continue to be bound by their respective obligations set forth in ARTICLE IV following such termination. If this Agreement is terminated as provided herein, all filings, applications and other submissions made to any Governmental Authority shall, to the extent practicable, be withdrawn from the Governmental Authority to which they were made.

Section 13.2 Remedies.

(a) General. Except as set forth in Section 14.5 or this Section 13.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party or Parties, as applicable, incurring such expenses whether or not the transactions contemplated by this Agreement are consummated.

(b) Seller’s Remedies.

(i) Notwithstanding anything herein provided to the contrary, if (A) this Agreement is validly terminated by Seller pursuant to (i) Section 13.1(a)(ii)(A) due to the failure of the conditions in Section 8.1(a), Section 8.1(b), Section 8.1(c), Section 8.1(f) or Section 8.1(g) to have been satisfied or (ii) Section 13.1(a)(iii), or (B) the PVA Debt Offering did not price before May 1, 2013 (or, in those circumstances contemplated by the proviso in Section 9.1, the PVA Debt Offering did not price on or before May 13, 2013), and Seller delivered to Buyer the Seller Unaudited Financial Statements on or before May 1, 2013, Buyer in each case will pay, and PVA shall cause Buyer to pay, the Buyer Termination Fee less the Cash Deposit to Seller promptly, and in any event within two (2) Business Days following such termination, by wire transfer of same day funds to one or more accounts designated by Seller, and Buyer and Seller shall promptly, and in any event within two (2) Business Days following such termination, deliver written instructions to the Escrow Agent directing the Escrow Agent to disburse the Cash Deposit to Seller.

(ii) Seller acknowledges and agrees that in no event shall Buyer or PVA be obligated to pay, or cause to be paid, the Buyer Termination Fee on more than one occasion, in each case whether or not the Buyer Termination Fee, as applicable, may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(iii) In the event that Seller shall receive the Buyer Termination Fee (A) the receipt of such Buyer Termination Fee shall (i) be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Seller or any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination and

(ii) upon Seller’s receipt of the Buyer Termination Fee from Buyer, be the sole and exclusive remedy of Seller and its Affiliates against the Buyer Indemnified Parties for any loss or damage suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder, under the Commitment Letter or otherwise and (B) none of the Buyer Indemnified Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, Buyer and PVA shall continue to be bound by their respective obligations set forth in ARTICLE IV after any termination by any Party, and Seller shall be entitled to pursue all remedies available at Law or in equity (including specific performance and injunctive relief without the necessity of posting bond) for any breach by Buyer or PVA of such obligations.

(c) Buyer’s Remedies. Notwithstanding anything herein provided to the contrary:

(i) If this Agreement is terminated by any Party pursuant to Section 13.1(a), Buyer shall be entitled to receive the Cash Deposit free and clear of any claims by Seller thereto and Buyer and Seller shall promptly, and in any event within two (2) Business Days following such termination, deliver written instructions to the Escrow Agent directing the Escrow Agent to disburse the Cash Deposit to Buyer; provided, however, that if Seller is entitled to receive the Buyer Termination Fee pursuant to Section 13.2(b), then Buyer shall not be entitled to receive the Cash Deposit.

(ii) If Buyer has the right to terminate this Agreement pursuant to (A) Section 13.1(a)(ii)(B) due to the failure of the conditions in Section 8.2(a), Section 8.2(b), Section 8.2(c), Section 8.2(d), or Section 8.2(h) to have been satisfied, (B) Section 13.1(a)(iv) or (C) Section 13.1(a)(v) and, in the case of a termination under Section 13.1(a)(v) under circumstances in which (x) neither Buyer nor PVA is in material breach of any provision of this Agreement, the Guaranty or the Deposit Escrow Agreement and (y) Seller failed to use commercially reasonable efforts to deliver the Seller Unaudited Financial Statements in accordance with Section 7.19(b), Buyer, at its sole option, may (i) enforce specific performance of this Agreement or (ii) terminate this Agreement and Buyer shall be entitled to pursue whatever other remedies may be available to Buyer at law or in equity, but only to the extent there has been a material breach by Seller under this Agreement. Without waiving or releasing Seller from any of its other representations, warranties, covenants and agreements contained herein, specific performance with respect to Section 9.2(c) shall not require Seller to make a false statement in the officer’s certificate of Seller.

ARTICLE XIV

MISCELLANEOUS

Section 14.1 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to such other Party.

Section 14.2 Notices. Unless otherwise expressly provided in this Agreement, all notices required or permitted hereunder shall be in writing and deemed sufficiently given for all purposes hereof if (a) delivered in person, by courier or by registered or certified United States Mail to the Person to be notified, with receipt obtained, or (b) sent by facsimile, with “answer back” or other “advice of receipt” obtained, in each case to the appropriate address or number as set forth below. Each notice shall be deemed effective on receipt by the addressee as aforesaid; provided that, notice received by facsimile after 5:00 P.M. at the location of the addressee of such notice shall be deemed received on the first

Business Day following the date of such electronic receipt. Notices to Seller shall be addressed as follows:

Magnum Hunter Resources Corporation

777 Post Oak Boulevard, Suite 650

Houston, Texas 77056

Attention: General Counsel

Facsimile: (832) 369-6992

With copy (which shall not constitute notice) to:

Fulbright & Jaworski L.L.P.

1301 McKinney, Suite 5100

Houston, Texas 77010

Attention: Craig S. Vogelsang

Facsimile: (713) 651-5246

or at such other address or to such other facsimile number and to the attention of such other Person as Seller may designate by written notice to Buyer. Notices to Buyer and PVA shall be addressed to:

Penn Virginia Oil & Gas Corporation

Penn Virginia Corporation

Four Radnor Corporate Center, Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

Attention: Nancy M. Snyder

Facsimile: (610) 668-3688

With copy (which shall not constitute notice) to:

Vinson & Elkins LLP

666 Fifth Avenue

New York, NY 10103

Attention: Michael J. Swidler

Facsimile: 917.849.5367

and

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, TX 77002

Attention: Gillian A. Hobson

Facsimile: 713.615.5794

or at such other address or to such other facsimile number and to the attention of such other Person as Buyer and PVA may designate by written notice to Seller.

Section 14.3 Governing Law; Venue; Jurisdiction.

(a) THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT GIVING EFFECT TO PRINCIPLES THEREOF RELATING TO CONFLICTS OF LAW RULES THAT WOULD DIRECT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b) The Parties agree that the appropriate, exclusive and convenient forum for any disputes between the Parties arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in Houston, Texas, and each of the Parties irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement. The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of the Parties to obtain execution of judgment in any other jurisdiction. The Parties further agree, to the extent permitted by Law, that a final and unappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable law being that of a different jurisdiction, the Parties agree that all judicial determinations or findings by a state or federal court in Houston, Texas, with respect to any matter under this Agreement shall be binding.

(c) To the extent that a Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of any court described in Section 14.3(b).

(d) EACH PARTY AGREES THAT IT HEREBY IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

Section 14.4 Entire Agreement. This Agreement, the Appendix, Exhibits and Schedules hereto, the Confidentiality Agreement, the Guaranty, the Deposit Escrow Agreement and the letter agreement of even date herewith regarding funding the Deposit Escrow Agreement contain the entire agreement among the Parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties among the Parties other than those set forth or referred to herein. The headings herein are for convenience only and shall have no significance in the interpretation hereof.

Section 14.5 Expenses. Buyer shall be responsible for all recording, filing or registration fees relating to the filing, recording or registration of any instruments transferring title to the Shares to Buyer from Seller. Furthermore, Buyer acknowledges and agrees that Seller has engaged certain accounting firms to prepare, review and audit the Seller Financial Statements and Buyer agrees to reimburse promptly Seller upon request for all such fees and expenses charged by such accounting firms pursuant to such engagements. All other costs and expenses incurred by each Party in connection with all things required to be done by it hereunder, including attorneys’ fees, accountant fees and the expense of title examination, shall be borne by the Party incurring same.

Section 14.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, the respective rights and obligations of the Parties shall not be assignable or delegable by any Party without the express written consent of each non-assigning or non-delegating Party.

Section 14.7 Amendments and Waivers. Except as contemplated by Section 7.8, this Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Any Party may, only by an instrument in writing, waive compliance by another Party with any term or provision of this Agreement on the part of such other Party. The waiver by any Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

Section 14.8 Attorneys’ Fees. The prevailing Party or Parties in any legal proceeding brought under or to enforce this Agreement shall be additionally entitled to recover court costs and reasonable attorneys’ fees from the non-prevailing Party or Parties.

Section 14.9 No Recourse to Financing Sources. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE SELLER AGREES, ON BEHALF OF ITSELF AND EACH OF ITS FORMER, CURRENT OR FUTURE OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, MEMBER, PARTNERS, AGENTS AND OTHER REPRESENTATIVES AND AFFILIATES THAT THE FINANCING SOURCES, EACH OTHER LENDER PARTICIPATING IN THE FINANCING AND EACH OF THEIR RESPECTIVE FORMER, CURRENT OR FUTURE GENERAL OR LIMITED PARTNERS, STOCKHOLDERS, MANAGERS, MEMBERS, AGENTS, REPRESENTATIVES AND AFFILIATES AND EACH OF THEIR SUCCESSORS AND ASSIGNS (COLLECTIVELY, “FINANCE RELATED PARTIES”) SHALL BE SUBJECT TO NO LIABILITY OR CLAIMS IN CONNECTION WITH THE FINANCING OR IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE. Notwithstanding anything to the contrary in this Agreement, (a) no amendment or modification to this Section 14.9 (or amendment or modification with respect to any related definitions as they affect this Section 14.9) shall be effective without the prior written consent of each Financing Source or Financing Related Party and (b) each Financing Source and Financing Related Party shall be an express third party beneficiary of, and shall have the right to enforce, this Section 14.9. Each of the Parties hereto agrees that, Section 14.3 notwithstanding, this provision shall be interpreted, and any action relating to this provision, shall be governed by the laws of the State of New York. This Section 14.9 is intended to benefit and may be enforced by the Financing Sources and the Finance Related Parties.

Section 14.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 14.11 Appendix, Schedules and Exhibits. The Appendix and all Schedules and Exhibits hereto which are referred to herein are hereby made a part of this Agreement and incorporated herein by such reference.

Section 14.12 Interpretation. It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision hereof or who supplied the form of Agreement. Each Party agrees that this Agreement has been purposefully drawn and correctly reflects its understanding of the transactions that this Agreement contemplates. In construing this Agreement:

(a) examples shall not be construed to limit, expressly or by implication, the matter they illustrate;

(b) the word “includes” and its derivatives means “includes, but is not limited to” and corresponding derivative expressions;

(c) a defined term has its defined meaning throughout this Agreement and each Appendix, Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(d) each Exhibit and Schedule to this Agreement is a part of this Agreement, but if there is any conflict or inconsistency between the main body of this Agreement (including Appendix A which shall be considered part of the main body of this Agreement) and any Exhibit or Schedule, the provisions of the main body of this Agreement shall prevail;

(e) the term “cost” includes expense and the term “expense” includes cost; and

(f) all references to “dollars” or “$” shall be deemed references to United States dollars.

Section 14.13 Agreement for the Parties’ Benefit Only. Except to the extent provided in Section 7.16, this Agreement is for the sole benefit of Buyer, PVA, Seller and their respective successors and assigns as permitted herein and no other Person shall be entitled to enforce this Agreement, rely on any representation, warranty, covenant or agreement contained herein, receive any rights hereunder or be a third party beneficiary of this Agreement. Any Indemnified Person which is a third Person shall be indemnified and held harmless under the terms of this Agreement only to the extent that a Party expressly elects to exercise such right of indemnity and hold harmless on behalf of such third Person Indemnified Person pursuant to Section 12.3; and no Party shall have any direct liability or obligation to any third Person or be liable to any third Person for any election or non-election or any act or failure to act under or in regard to any term of this Agreement. Any claim for indemnity or hold harmless hereunder on behalf of an Indemnified Person must be made and administered by Buyer or Seller, as the case may be.

Section 14.14 No Recordation. Without limiting any Party’s right to file suit to enforce its rights under this Agreement, the Parties expressly covenant and agree not to record or place of record this Agreement or any copy or memorandum hereof; provided, however, that any Party shall have the right to file all or any part of this Agreement (including any document executed by any of the Parties in connection herewith) with the SEC in connection with any filing that a Party in good faith believes is required by Law or any national securities exchange.

Section 14.15 Time of Essence. Time is of the essence in this Agreement. If the date specified in this Agreement for giving notice or taking action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required is given or action taken) shall be the next day which is a Business Day.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties on the day first above written.

SELLER:

MAGNUM HUNTER RESOURCES CORPORATION,
a Delaware corporation

By:	/s/ Paul M. Johnston
Name:	Paul M. Johnston
Title:	Senior Vice President and General Counsel

BUYER:

PENN VIRGINIA OIL & GAS CORPORATION,
a Virginia corporation

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Executive Vice President and General Counsel

ADDITIONAL PARTY AND GUARANTOR:

PENN VIRGINIA CORPORATION,
a Virginia corporation

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Executive Vice President and General Counsel

Signature Page to

Stock Purchase Agreement

APPENDIX A

Attached to and made part of that certain

Stock Purchase Agreement, dated April 2, 2013,

by and among Magnum Hunter Resources Corporation, as “Seller,”

Penn Virginia Oil & Gas Corporation, as “Buyer,” and

and Penn Virginia Corporation, as additional party and guarantor

DEFINITIONS

“Action” shall mean any action, suit or other proceeding by or before any Governmental Authority or any arbitration proceeding before any arbitral tribunal.

“Adjusted Cash Portion of the Purchase Price” shall be as defined in Section 2.2.

“Adjusted Grossed-Up Basis” shall be as defined in Section 1.338-5 of the Regulations.

“Adjustment Period” shall be as defined in Section 2.5(a).

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly (through one or more intermediaries or otherwise) Controls, is Controlled by, or is under common Control with the first Person. No Person shall be deemed an Affiliate of any Person by reason of the exercise or existence of rights, interests or remedies under this Agreement.

“Aggregate Deemed Sales Price” shall be as defined in Section 1.338-4 of the Treasury Regulations.

“Aggregate Defect Deductible” shall mean Fifteen Million and No/100 Dollars ($15,000,000.00).

“Agreed Rate” shall mean an annual rate of interest equal to the lesser of (i) a rate equal to the one month London Inter-Bank Offer Rate (as published in the Wall Street Journal) plus an additional three (3) percentage points and (ii) the maximum amount of interest permitted to be charged under Law.

“Agreement” shall be as defined in the Preamble.

“Allocated Value” shall be as defined in Section 5.2(b).

“Alpha Hunter Drilling ROFO Agreement” shall be as defined in Section 7.11.

“Asset Taxes” shall mean ad valorem, property, excise, severance, production, sales, use, or similar taxes (including any interest, fine, penalty, or additions to tax imposed by a Taxing Authority in connection with such Taxes) based on operation or production or ownership of the Subject Assets or the production of hydrocarbons therefrom but excludes for the avoidance of doubt income, capital gains, capital, franchise or employment taxes.

“Assumption Agreement” shall be as defined in Section 7.3.

“Business” means the ownership and operation of the Subject Assets.

“Business Day” shall mean any day that is not a Saturday, Sunday or legal holiday recognized by the State of Texas or the United States of America.

Appendix A, Page 1

“Buyer Indemnified Parties” shall mean Buyer, Buyer’s Affiliates and each of Buyer’s and its Affiliate’s respective past, present and future partners, directors, officers, employees, consultants, agents and other representatives.

“Buyer” shall be as defined in the Preamble.

“Buyer Termination Fee” shall mean Twenty Five Million and No/100 Dollars ($25,000,000.00).

“Cash Deposit” shall be as defined in Section 2.3.

“Cash Portion of the Purchase Price” shall mean the sum of (1) Three Hundred Sixty-One Million and No/100 Dollars ($361,000,000.00) and (2) the Proceeds Amount, if any.

“Claim” shall mean any suit, demand or action of any type, however, styled by or before any Governmental Authority.

“Claim Notice” shall be as defined in Section 12.3(a).

“Closing” shall mean the consummation of the transactions contemplated by ARTICLE IX.

“Closing Date” shall be as defined in Section 9.1.

“Closing Time” shall be as defined in Section 2.5(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commitment Letter” shall be as defined in Section 3.4(p).

“Company” shall be as defined in the Recitals.

“Company Liabilities” shall mean: (i) all Covered Liabilities arising out of or attributable to (a) the ownership, use, construction, maintenance or operation of the Subject Assets after the Effective Time, (b) the ownership or operation of the Company from and after the Closing Date, (c) the obligation to plug and abandon any well included in the Subject Assets (whether arising prior to or after the Effective Time) and (d) the obligation to properly pay and disburse the funds comprising the Suspense Funds to the proper Person, irrespective of whether such Suspense Funds are attributable to oil, gas or other hydrocarbons produced from the Subject Interests before or after the Effective Time and (ii) all Environmental Liabilities, known or unknown, arising out of or attributable to the ownership, use, construction, maintenance or operation of the Subject Assets at any time (whether arising prior to or after the Effective Time).

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement dated October 26, 2012, by and between Seller and Penn Virginia Oil & Gas, L.P.

“Contracts” shall be as defined in the definition of “Subject Assets” set forth in this Appendix A.

“Control” shall mean the power to direct or cause the direction of the management and policies of a Person, whether through the ability to exercise voting power, by contract or otherwise; and “Controlled by” and “Controlling” have the meaning correlative thereto.

Appendix A, Page 2

“Covered Liabilities” shall mean any and all debts, losses, liabilities, duties, claims (including those arising out of any demand, assessment, settlement, judgment or compromise relating to any actual or threatened Action), Taxes, costs and expenses (including any attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending any Action), matured or unmatured, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown, including any of the foregoing arising under, out of or in connection with any Action, any order or consent decree of any Governmental Authority, any award of any arbitrator, or any Law, contract, commitment or undertaking.

“Credit Agreement” shall mean that certain Second Amended and Restated Credit Agreement more fully described in item 1 of Schedule A-1.

“Deductible Amount” shall be as defined in Section 12.4(a)(ii).

“Defect Notice Date” shall be as defined in Section 5.2(a).

“Defensible Title” shall mean title of the Company to a Property Subdivision that: (a) with respect to each Well and Unit described on Part II(A) of Exhibit A, entitles the Company to receive not less than the applicable Net Revenue Interest specified for such Property Subdivision in Part II(A) of Exhibit A; (b) with respect to that portion of each Undeveloped Lease that covers undeveloped lands, entitles the Company to receive a Net Revenue Interest in such portion that is not less than the Net Revenue Interest specified for such Property Subdivision in Part II(B) of Exhibit A; (c) with respect to each Well and Unit described on Part II(A) of Exhibit A, obligates the Company to bear the costs and expenses attributable to the maintenance, development, and operation of such Property Subdivision in an amount not greater than the Working Interest specified for such Property Subdivision in Part II(A) of Exhibit A; (d) with respect to that portion of each Undeveloped Lease that covers undeveloped lands, entitles the Company to not less than the Net Acres specified for such portion of such Property Subdivision under the column entitled “Entity Und. Net” in Part II(B) of Exhibit A; and (e) with respect to each Property Subdivision, is free and clear of all Liens, except for Permitted Encumbrances.

“Deferred Adjustment Claim” shall be as defined in Section 5.5(a).

“Deferred Environmental Adjustment Claim” shall be as defined in Section 6.8(a).

“Deferred Matters Date” shall be as defined in Section 5.5(a).

“Deposit Escrow Agreement” shall be as defined in Section 2.3.

“Effective Time” shall mean 7:00 A.M., Central Time, on January 1, 2013.

“Election Period” shall be as defined in Section 12.3(a).

“Environmental Arbitrator” shall be as defined in Section 6.8(b).

“Environmental Defect” shall be as defined in Section 6.1.

“Environmental Defect Amount” shall be as defined in Section 6.1.

“Environmental Defect Cure Date” shall be as defined in Section 6.4.

“Environmental Defect Notice” shall be as defined in Section 6.2.

“Environmental Defect Properties” shall be as defined in Section 6.1.

Appendix A, Page 3

“Environmental Laws” shall mean all Laws pertaining to pollution, remediation of contamination, protection of the environment and natural resources, and restoration of environmental quality, including the following federal statutes and the regulations promulgated thereunder: (a) the Comprehensive Environmental Response, Compensation and Liability Act of 1980; (b) the Emergency Planning and Community Right-to-Know Act; (c) the Resource Conservation and Recovery Act; (d) the Clean Air Act; (e) the Clean Water Act; (f) the Safe Drinking Water Act; and (g) the Toxic Substances Control Act; and any state or local laws and regulations similar thereto, as each of the foregoing has been amended and is in effect on the Closing Date.

“Environmental Liabilities” means all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, supplemental environmental projects in lieu of any fines, penalties or sanctions, and interest incurred as a result of any claim or demand by any Person or in response to any violation of or liability under Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, permit, order or agreement with any Governmental Authority or other Person, which relates to any environmental, health or safety condition, violation of Environmental Law or a release or threatened release of, or exposure to, Hazardous Materials and/or NORM, including all obligations and liabilities, known or unknown, with respect to the Subject Assets, relating to on- or off-site ground water, surface water, sediment, or soil in accordance with applicable agreements and Laws, including any obligations to pay for or perform the assessment, remediation, removal or disposal of NORM, asbestos, mercury, polychlorinated biphenyls, drilling fluids and chemicals, produced waters and hydrocarbons, hazardous substances, or other liabilities arising under or relating to Environmental Laws or environmental obligations in applicable agreements with respect to the Subject Assets.

“Environmental Permits” shall be as defined in Section 3.1(l)(ii).

“Equipment” shall be as defined in the definition of “Subject Assets” set forth in this Appendix A.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Agent” shall be as defined in Section 2.3.

“Excluded Assets” shall be as defined in Section 7.3.

“Excluded Employee Liabilities” means all liabilities and obligations arising out of, under, associated with or related to (a) any employee benefit, or compensation plan, program or arrangement sponsored, maintained or contributed to by Seller or any of its ERISA Affiliates or to which Seller or any of its ERISA Affiliates was obligated to contribute at any time on or prior to the Closing, (b) any current or former employees, officers and managers (including any persons who are reclassified by a court or a Governmental Authority as employees of Seller or any of its ERISA Affiliates) of the Seller or any of its Affiliates (including the Company) who provide or have provided services to the Company or the Business, to the extent relating to the periods on or prior to the Closing and (c) any collective bargaining agreement to which Seller or any of its Affiliates (including the Company) is or was a party or bound at any time on or prior to the Closing.

Appendix A, Page 4

“Excluded Liabilities” shall be as defined in Section 7.3.

“Final Adjustment Statement” shall be as defined in Section 2.6.

“Finance Related Parties” shall be as defined in Section 14.9.

“Financing” shall be as defined in Section 3.4(p).

“Financing Sources” shall mean the financial institutions identified in the Commitment Letter.

“Fundamental Representations” shall be as defined in Section 10.3.

“GAAP” shall mean generally accepted accounting principles in the United States of America as in effect from time to time.

“General Conveyance” shall be as defined in Section 7.3.

“Governmental Authority” shall mean (a) the United States of America, (b) any state, county, municipality or other governmental subdivision within the United States of America, and (c) any court or any governmental department, commission, board, bureau, agency or other instrumentality of the United States of America or of any state, county, municipality or other governmental subdivision within the United States of America.

“Guaranty” shall be as defined in Section 7.10.

“Hazardous Materials” shall mean petroleum substances (including crude oil and any components, fractions, by-products or derivatives thereof), exploration and production wastes, any substance defined or regulated as a hazardous substance, toxic substance, hazardous waste, hazardous material, radioactive material, radioactive waste, pollutant, or contaminant by any Environmental Law, including asbestos, polychlorinated biphenyls, and naturally occurring radioactive materials, and any other chemical, pollutant, contaminant, substance or waste that is regulated or for which liability or standards of care are imposed under any Environmental Law.

“Hedge Agreement” means any and all transactions, agreements or documents now existing or hereafter entered into, which provide for an interest rate, credit or commodity swap, cap, floor, collar or any combination of, or option with respect to, these or similar transactions.

“Hein” shall mean Hein & Associates LLP.

“Hydrocarbon Interests” shall mean (a) mineral servitudes and leases affecting, relating to or covering any oil, gas and other hydrocarbons in place and the leasehold interests and estates in the nature of working or operating interests under such leases, as well as overriding royalties, net profits interests, production payments, carried interests, rights of recoupment and other interests in, under or relating to such leases, (b) fee interests in oil, gas or other hydrocarbons in place, (c) royalty interests in oil, gas or other hydrocarbons in place, (d) any other interest in oil, gas or other hydrocarbons in place, (e) any economic or contractual rights, options or interests in and to any of the foregoing, including any sublease, farmout or farmin agreement or production payment affecting any interest or estate in oil, gas or other hydrocarbons in place, and (f) any and all rights and interests attributable or allocable thereto by virtue of any pooling, unitization, communitization, production sharing or similar agreement, order or declaration.

Appendix A, Page 5

“Imbalance” shall mean any imbalance at the wellhead between the amount of oil, gas or other hydrocarbons produced from a well and allocable to the interests of the Company therein and the shares of production from the relevant well to which the Company is entitled, together with any appurtenant rights and obligations concerning future in kind and/or cash balancing at the wellhead.

“Indemnified Claim” shall be as defined in Section 12.3(a).

“Indemnified Person” shall be as defined in Section 12.3.

“Indemnifying Party” shall be as defined in Section 12.3.

“Independent Accounting Firm” shall be as defined in Section 2.6.

“Initial Adjustment Amount” shall be as defined in Section 2.5(a).

“Initial Adjustment Statement” shall be as defined in Section 2.5(a).

“Knowledge” shall mean (a) with respect to Seller, the actual knowledge (excluding any imputed or implied knowledge of any kind) of any fact, circumstance or condition by H.C. “Kip” Ferguson or Brian G. Burgher and (b) with respect to Buyer and PVA, the actual knowledge (excluding any imputed or implied knowledge of any kind) of any fact, circumstance or condition by H. Baird Whitehead, President and Chief Executive Officer of PVA, Nancy M. Snyder, Executive Vice President, Chief Administrative Officer and General Counsel of PVA, Steven A. Hartman, Senior Vice President and Chief Financial Officer of PVA, John A. Brooks, Executive Vice President, Operations and Edward L. Johnson, Vice President, Land.

“Lands” shall be as defined in the definition of “Subject Assets” set forth in this Appendix A.

“Law” shall mean any applicable statute, law (including the common law), ordinance, regulation, rule, ruling, order, restriction, requirement, writ, injunction, decree or other official act of or by any Governmental Authority.

“Leases” shall be as defined in the definition of “Subject Assets” set forth in this Appendix A.

“Lien” shall mean any mortgage, pledge, lien, security interest, or other encumbrance.

“Material Adverse Effect” shall mean any result, consequence, condition or matter which (a) materially adversely affects the Subject Assets, taken as a whole, or the ownership, operations, results of operations or the value of the Subject Assets, taken as a whole (after taking into account, in each case, any insurance, condemnation award, indemnity and other recoveries payable in respect thereof) or (b) materially impairs, prevents or delays Seller’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement; provided that the following shall not be deemed to constitute a Material Adverse Effect: any effect resulting from (i) any change in economic, industry, financial, market or political conditions (whether general or regional in nature or limited to any area where any Subject Assets are located), (ii) any change in Law, regulatory policy or accounting rules, except to the extent that such change in Law prohibits, severely restricts or significantly increases the cost of any currently used techniques for drilling, completion and fracking operations, (iii) entering into this Agreement or the announcement of the transactions contemplated by this Agreement, (iv) any matter, contract or agreement set forth on an exhibit or schedule hereto as of the date hereof or (v) any change arising in connection with any natural disasters, hostilities, acts of war, sabotage or terrorism.

Appendix A, Page 6

“Material Contract” shall mean, to the extent binding upon the Subject Assets and Buyer’s ownership thereof or operations with respect thereto from and after Closing, any contract or agreement which is one or more of the following types:

(a) Any contract or agreement with any Affiliate of Seller or the Company;

(b) Any contract or agreement for the sale, purchase, exchange, processing, marketing, transportation, or other disposition of oil, gas or other hydrocarbons which is not cancelable without penalty on sixty (60) days or less prior written notice;

(c) Any contract or agreement that creates any area of mutual interest or similar provision with respect to the Subject Interests or any other material Subject Asset or contains any restrictions on the ability of the Company or its assigns to compete with any other Person;

(d) Any contract or agreement that is binding upon Seller or the Company to sell, lease, farmout or otherwise dispose of any interest in any of the Subject Interests or any other material Subject Asset after the date hereof, other than conventional rights of reassignment arising in connection with the Company’s surrender or release of any of the Subject Assets;

(e) Any contract or agreement for the lease or rental to the Company of compressors which is not cancellable without penalty on sixty (60) days or less prior written notice;

(f) Any drilling contract, joint operating agreement, exploration agreement, fracturing agreement, development agreement, participation agreement or similar agreement to which the Company is a party;

(g) Any contract or agreement that is a seismic or other geophysical acquisition agreement or license to which the Company is a party;

(h) Any contract or agreement that contains any rights allowing a third party to participate in any sales or purchases of any of the Subject Interests or any other material Subject Asset that are triggered by or applicable to the transactions contemplated by this Agreement;

(i) Any contract or agreement that is an indenture, mortgage, loan, credit or sale-leaseback, guaranty of any obligation, bonds, letters of credit or similar financial instrument; and

(j) Except for (i) Subject Interests, (ii) operating, unitization, pooling and communitization agreements and (iii) contracts and agreements of the nature described in clauses (a) through (i) above, any contract or agreement that (A) could reasonably be expected to result in aggregate revenues to the Company of more than One Million and No/100 Dollars ($1,000,000.00) during the current or any subsequent calendar year or (B) obligate the Company to make payments of more than One Million and No/100 Dollars ($1,000,000.00) during the current or any subsequent calendar year.

“Net Acre” shall mean, as calculated separately with respect to each Property Subdivision, (a) the number of gross acres in the lands covered by such Property Subdivision, multiplied by (b) the lessor’s undivided percentage interest in oil, gas or other minerals covered by such Property Subdivision in such lands, multiplied by (c) the Company’s Working Interest in such Property Subdivision; provided, that if items (b) and/or (c) vary as to different areas of such lands (including depths) covered by such Property Subdivision, a separate calculation shall be done for each such area as if it were a separate Property Subdivision.

Appendix A, Page 7

“Net Cash Flow” shall be as defined in Section 2.5(b).

“Net Proceeds” means the total proceeds after deducting only discounts and commissions and direct out-of-pocket offering expenses.

“Net Revenue Interest” shall mean an interest (expressed as a percentage or decimal fraction) in and to all oil and gas produced and saved from or attributable to a Property Subdivision.

“NORM” shall mean naturally occurring radioactive material.

“Party” and “Parties” shall be as defined in the Preamble.

“Permits” shall be as defined in Section 3.1(e).

“Permitted Encumbrances” shall mean any of the following matters:

(a) All agreements, instruments, documents, Liens, and other matters which are described in Schedule A-1 or any other Schedule or Exhibit to this Agreement;

(b) Any (i) undetermined or inchoate liens or charges constituting or securing the payment of expenses which were incurred incidental to maintenance, development, production or operation of the Subject Assets or for the purpose of developing, producing or processing oil, gas or other hydrocarbons therefrom or therein and (ii) materialman’s, mechanics’, repairman’s, employees’, contractors’, operators’ or other similar liens, security interests or charges for liquidated amounts arising in the ordinary course of business incidental to construction, maintenance, development, production or operation of the Subject Assets or the production or processing of oil, gas or other hydrocarbons therefrom, that are not delinquent and that will be paid in the ordinary course of business or, if delinquent, that are being contested in good faith;

(c) Any liens for Taxes not yet delinquent or, if delinquent, that are being contested in good faith in the ordinary course of business;

(d) Any liens or security interests created by Law or reserved in oil, gas and/or mineral leases for royalty, bonus or rental or for compliance with the terms of the Subject Interests;

(e) All Transfer Requirements and Preference Rights;

(f) Any easements, rights-of-way, servitudes, permits, licenses, surface leases and other rights with respect to operations to the extent such matters do not interfere in any material respect with the operation of the portion of the Subject Assets burdened thereby;

(g) Any obligations, prohibitions, restrictions, terms or provisions similar to those contained in or under any A.A.P.L. Model Form Operating Agreement;

(h) All agreements and obligations relating to (1) imbalances with respect to the production, gathering, transportation or processing of gas, (2) calls or purchase options on oil, gas or other minerals exercisable at current fair market prices or the posted prices of such purchaser, or (3) processing rights or commitments;

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(i) All royalties, overriding royalties, net profits interests, carried interests, reversionary interests and other burdens;

(j) All liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects, irregularities and other matters affecting any Subject Asset which individually or in the aggregate are not such as to interfere materially with the operation, value or use of such Subject Asset;

(k) Any encumbrance, title defect or other matter (whether or not constituting a Title Defect) cured by Seller or waived or deemed waived by Buyer pursuant to ARTICLE V;

(l) All Laws and all rights reserved to or vested in any Governmental Authority (i) to control or regulate any Subject Asset in any manner; (ii) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Subject Assets; (iii) to use any Subject Asset in a manner which does not materially impair the use or value of such property for the purposes for which it is currently owned and operated; or (iv) to enforce any obligations or duties affecting the Subject Assets to any Governmental Authority with respect to any franchise, grant, license or permit;

(m) The terms and conditions of the Subject Interests and all contracts and agreements relating to the Subject Interests, including exploration agreements, gas sales contracts, processing agreements, farmins, farmouts, operating agreements, area of mutual interest agreements, and right-of-way agreements;

(n) Rights of reassignment requiring notice and/or the reassignment (or granting an opportunity to receive a reassignment) of a leasehold interest to the holders of such reassignment rights prior to surrendering or releasing such leasehold interest; and

(o) All consents and approvals of or filings with applicable Governmental Authorities in connection with assignments of the Subject Interests or other material Subject Assets.

“Person” shall mean any Governmental Authority or any individual, firm, partnership, corporation, limited liability company, association, joint venture, trust, unincorporated organization or other entity or organization.

“Pre-Effective Tax Periods” shall mean (i) for all Taxes other than Asset Taxes, all taxable periods ending on or before the Closing Date or for the portion through the Closing Date for any taxable period that includes but does end on or before the Closing Date; and (ii) for Asset Taxes, all taxable periods ending as of or before the Effective Time or for the portion through the Effective Time for any taxable period that includes but does end as of or before the Effective Time.

“Preference Right” shall mean any right or agreement that enables or may enable any Person to purchase or acquire any Subject Asset or any interest therein or portion thereof as a result of or in connection with (a) the sale, assignment, encumbrance or other transfer of any Subject Asset or any interest therein or portion thereof or (b) the execution or delivery of this Agreement or the consummation or performance of the terms and conditions contemplated by this Agreement.

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“Proceeds Amount” shall mean the lesser of (1) Forty Million and No/100 Dollars ($40,000,000.00) and (2) the Net Proceeds received by PVA or any of its Affiliates from any PVA Equity Offering.

“Property Subdivision” shall mean each Lease, Unit or Well described or referenced in Part II of Exhibit A.

“Purchase Price” shall be as defined in Section 2.2.

“PVA” shall be as defined in the Preamble.

“PVA Equity Offering” shall be as defined in Section 7.13.

“PVA Material Adverse Condition” shall mean a condition having a material adverse effect on the financial condition, operations, business or prospects of PVA, other than any condition resulting from (i) any change in economic, industry, financial, market or political conditions (whether general or regional in nature or limited to any area where PVA’s assets are located), (ii) any change in Law, regulatory policy or accounting rules, except to the extent that such change in Law prohibits, severely restricts or significantly increases the cost of any currently used techniques for drilling, completion and fracking operations, (iii) entering into this Agreement or the announcement of the transactions contemplated by this Agreement, (iv) any matter, contract or agreement set forth on an exhibit or schedule hereto as of the date hereof or (v) any change arising in connection with any natural disasters, hostilities, acts of war, sabotage or terrorism.

“PVA SEC Documents” shall be as defined in Section 3.4(j).

“PVA Stock” shall mean the common stock, par value $0.01 per share, of PVA.

“Records” shall be as defined in the definition of ‘Subject Assets” set forth in this Appendix A.

“Registration Rights Agreement” shall be as defined in Section 7.14.

“Release” shall mean any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping or disposing into the environment.

“Remediation” or “Remediate” shall mean investigation, assessment, characterization, delineation, monitoring, sampling, analysis, removal action, remedial action, response action, corrective action, mitigation, treatment or cleanup of Hazardous Materials or other similar actions as required by any applicable Environmental Laws with respect to soil, land surface, groundwater, sediment, surface water, the ambient environment or subsurface strata or otherwise for the protection of human health and the environment or to restore a property or operation to compliance with Environmental Laws.

“Reserve Report” shall mean that certain reserve report prepared by Cawley, Gillespie & Associates, Inc. as of March 28, 2013.

“SEC” shall mean the United States Securities and Exchange Commission or any successor to such agency.

“Section 338(h)(10) Election” shall be as defined in Section 7.18(e).

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“Securities Act” shall be as defined in Section 3.2(i).

“Seller” shall be as defined in the Preamble.

“Seller Affiliated Group” means the affiliated group, as defined in Section 1504(a) of the Code, of which Seller is a member.

“Seller Unaudited Financial Statements” shall be as defined in Section 7.19(a).

“Seller Indemnified Parties” shall mean Seller, Seller’s Affiliates and each of Seller’s and its Affiliate’s respective past, present and future shareholders, directors, officers, employees, consultants, agents and other representatives.

“Seller Marks” shall be as defined in Section 7.17.

“Seller Title Credit” shall be as defined in Section 5.4.

“Shares” shall be as defined in the Recitals.

“Stock Portion of the Purchase Price” shall mean the excess, if any, of (1) 10,000,000 shares of PVA Stock over (2) the number of shares of PVA Stock equal to the Proceeds Amount, if any, divided by Four and No/100 Dollars ($4.00); if the Proceeds Amount is zero, then the “Stock Portion of the Purchase Price” shall mean Ten Million (10,000,000) shares of PVA Stock.

“Straddle Period” shall be as defined in Section 7.18(d).

“Subject Assets” shall mean the following assets and properties of the Company except to the extent any of the same constitute an Excluded Asset:

(a) all right, title and interest of the Company in and to all Hydrocarbon Interests, other properties and interests described in Part I of Exhibit A (the “Leases”) and the lands covered by, pooled or unitized with or subject to the Leases (the “Lands”);

(b) all right, title and interest of the Company in and to all oil, gas, water or injection wells and future drillsites located on the Lands, including those described in Part IV of Exhibit A (the “Wells”);

(c) all right, title and interest of the Company in and to all unitization, pooling and communitization agreements, declarations and orders in effect with respect to any of the Leases or Wells or the units created thereby and all rights with respect to any pooled, communitized or unitized acreage by virtue of any Subject Interest being a part thereof (the “Units”);

(d) all other Hydrocarbon Interests of the Company in, to or under, derived or subject to the Leases, Lands or Wells, even though such interests of the Company may be incorrectly described or referred to in, or a description thereof may be omitted from Part I of Exhibit A (such interests, together with the Leases, the Lands, the Wells, and the Units, the “Subject Interests”);

(e) all right, title and interest of the Company in and to all surface leases, rights of way, easements and other rights with respect to the use and occupancy of the surface of and the subsurface depths under the Lands and other lands used primarily in connection with the exploration, development or operation of the Subject Interests or the transportation, marketing or disposition of oil, gas or other hydrocarbons, water or other substance produced therefrom, including those described in Part III of Exhibit A (the “Surface Contracts”);

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(f) all right, title and interest of the Company in and to all personal property used or held for use primarily in connection with the exploration, development or operation of the Subject Interests or the transportation, marketing or disposition of Hydrocarbons, water or other substance produced therefrom, including all equipment, machinery, vehicles, materials, wellhead equipment, pumping units, flowlines, tanks, buildings, injection facilities, water disposal facilities, processing and separating facilities, compression facilities, gathering systems, casing, rods, tanks, boilers, tubing, pumps, motors, machinery, monitoring equipment, pipe, tubular goods, equipment inventory, fixtures and other tangible personal property and improvements and specifically including those described in Part V of Exhibit A (the “Equipment”);

(g) all right, title and interest of the Company in and to all other real and personal property located upon the Lands or lands covered by the Surface Contracts and primarily used in connection with the exploration, development or operation of the Subject Interests;

(h) all right, title and interest of the Company in and to all sales contracts, purchase contracts, operating agreements, exploration agreements, development agreements, balancing agreements, farmout agreements, drilling contracts, other service agreements, transportation, marketing, processing, treatment or gathering agreements, equipment leases and other contracts, agreements and instruments, in each case, to the extent related to the exploration, development or operation of the Subject Interests or the transportation, marketing or disposition of oil, gas or other hydrocarbons, water or other substance produced therefrom (the “Contracts”);

(i) all right, title and interest of the Company in and to all Permits with respect to the exploration, development or operation of the Subject Interests or the transportation, marketing or disposition of oil, gas or other hydrocarbons, water or other substance produced therefrom (the “Transferred Permits”);

(j) except to the extent transfer thereof may not be made without violating confidentiality obligations or waiving any attorney/client privilege, originals or, if an original is not in Seller’s possession, all digital or hard copies of any and all of Seller’s books, records and files, including all Surface Contract and Contract files, lease files, land files, wells files, well logs and other well data, maps, division order files, abstracts, title files, title opinions, production files, drilling reports, ad valorem property and production or severance tax files, technical, engineering and maintenance files, operations, environmental, safety, production records, and other similar information, in each case, (i) relating to the Subject Interests, Equipment, Surface Contracts or Contracts, or the ownership, use, maintenance or operation thereof, or the other Subject Assets, and (ii) in Seller’s possession or control (the “Records”);

(k) all (i) oil, gas and other hydrocarbons produced from and to the extent attributable to the Subject Interests with respect to all periods subsequent to the Effective Time and (ii) proceeds from or of such oil, gas and other hydrocarbons;

(l) the Suspense Funds; and

(m) all seismic, geological, geophysical, engineering, and other data and interpretations, files and records (in whatever form).

“Subject Interests” shall be as defined in the definition of “Subject Assets” set forth in this Appendix A.

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“Surface Contracts” shall be as defined in the definition of “Subject Assets” set forth in this Appendix A.

“Suspense Funds” shall mean the amounts set forth on Schedule 3.1(n) together with all other funds held in suspense by or on behalf of the Company from and after the date set forth in Schedule 3.1(n) with respect to the Subject Assets.

“Tax Return” shall mean any return, report or similar statement or form required to be filed with a Taxing Authority with respect to any Tax (including any attached schedules and related or supporting information), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Tax” or “Taxes” shall mean (i) any federal, state or local income, gross receipts, ad valorem, sales and use, goods and services, employment, social security, disability, occupation, property, severance, value added, transfer, capital stock, excise, withholding, premium, federal or provincial capital taxes, occupation or other taxes, levies or other like assessments, customs, duties, imposts, charges, unclaimed property and escheat obligations, surcharges or fees imposed by or on behalf of any Governmental Authority, including any interest, penalty or addition attributable thereto, and (ii) any liability in respect of any items described in (i) that arises by reason of a contract, assumption, transferee or successor liability, operation of Law (including by reason of participation in a consolidated, combined or unitary Tax Return) or otherwise.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax.

“Termination Effective Time” shall be as defined in Section 13.1(a)(ii).

“Title Arbitrator” shall be as defined in Section 5.5(b).

“Title Defect” shall be as defined in Section 5.3.

“Title Defect Amount” shall be as defined in Section 5.2(d).

“Title Defect Property” shall be as defined in Section 5.2(c).

“Transferred Permits” shall be as defined in the definition of “Subject Assets” set forth in this Appendix A.

“Transfer Requirement” shall mean any consent, approval, authorization or permit of, or filing with or notification to, any Person which is required to be obtained, made or complied with for or in connection with any sale, assignment or transfer of any Subject Asset or any interest therein other than those customarily obtained from or made or complied with any Governmental Authority following the closing in transactions of this nature.

“Transfer Tax” has the meaning provided in Section 7.18(j).

“Transition Agreement” shall be as defined in Section 9.2(d).

“TRCC” shall be as defined in Section 7.12.

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“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

“Undeveloped Leases” shall mean each Lease described on Part II(B) of Exhibit A that covers undeveloped lands for which an Allocated Value of not less than $1 has been specified for such Lease on Part II(B) of Exhibit A.

“Units” shall be as defined in the definition of “Subject Assets” set forth in this Appendix A.

“Wells” shall be as defined in the definition of “Subject Assets” set forth in this Appendix A.

“Working Interest” shall mean the percentage of costs and expenses attributable to the maintenance, development and operation of a Property Subdivision.

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